Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

SEACOR HOLDINGS INC.,

SAFARI PARENT, INC.

and

SAFARI MERGER SUBSIDIARY, INC.

Dated as of December 4, 2020

Exhibit A	Amended Certificate of Incorporation

Annex I	Conditions to the Offer

INDEX OF DEFINED TERMS

Acquisition Proposal	51
Action	25
Affiliate	74
Agreement	1
Alternative Financing	62
Amended Certificate of Incorporation	7
Anti-Corruption Laws	19
Antitrust Law	53
Applicable Date	20
Bankruptcy and Equity Exception	17
Benefit Continuation Period	57
Book-Entry Shares	11
Business Day	74
Bylaws	15
Cancelled Shares	2
Capitalization Date	16
CARES Act	74
Certificate of Incorporation	15
Certificate of Merger	6
Certificates	11
Change of Recommendation	50
Closing	6
Closing Date	6
Code	26
Common Stock	16
Company	1
Company Board Recommendation	1
Company Disclosure Documents	33
Company Disclosure Letter	14
Company Equity Award	74
Company ESPP	74
Company Joint Venture	74
Company Notice	50
Company Option	9
Company Plans	25
Company Related Parties	70
Company Remedial Measure	54
Company Restricted Share	9
Company Securities	16
Company Stock Plan	74
Company Systems	35
Company Termination Payment	74

v

Company Vessel	75
Compensation Committee	66
Confidentiality Agreement	56
Continuing Employees	57
Contract	22
control	75
controlled	75
controlled by	75
controlling	75
Covered Securityholders	66
COVID-19	75
COVID-19 Measures	75
Credit Facilities	75
Current Offering Period	9
Debt Financing	41
Debt Financing Commitments	41
Depository Agent	10
DGCL	1
Dissenting Shares	13
DOJ	53
Effective Time	6
Employment Compensation Arrangement	66
End Date	67
Environmental Laws	36
Equity Financing	41
Equity Financing Commitment	41
ERISA	25
Exchange Act	18
Exchange Fund	10
Excluded Benefits	57
Expense Cap	70
Expiration Date	3
Extension Deadline	3
Families First Act	75
Financial Advisor	37
Financing	41
Financing Commitments	41, 64
FTC	53
GAAP	75
Governmental Entity	18
Guarantor	1
Hazardous Materials	36
HSR Act	53
Indebtedness	25
Indemnified Parties	59
Infringe	34

Infringement	34
Intellectual Property	35
Intervening Event	52
IRS	25
Jones Act	18
knowledge	75
Law	76
Leased Real Property	30
Lender Related Party	71
liabilities	76
liability	76
Licenses	19
Liens	29
Limited Guarantee	1
Material Adverse Effect	76
Material Contract	24
Merger	1
Merger Sub	1
Minimum Condition	2
Notice Period	50
OFAC	20
Offer	1
Offer Acceptance Time	4
Offer Commencement Date	3
Offer Conditions	2
Offer Documents	4
Offer Price	1
Offer to Purchase	2
Ordinary Course	77
Other Regulatory Approvals	18
Owned Intellectual Property	35
Owned Real Property	30
Parent	1
Parent Disclosure Letter	37
Parent Group	52
Parent Material Adverse Effect	77
Parent Related Parties	71
Parent Termination Fee	69
Parties	1
Party	1
Paying Agent	10
Per Share Merger Consideration	8
Permitted Claims	72
Permitted Liens	29
Person	77
Port Dania Mortgage	77

Preferred Stock	16
Proceeding	59
Real Property Lease	30
Real Property Leases	30
Representatives	48
Sanctioned Country	20
Sanctioned Person	20
Sanctions	20
Schedule 14D-9	5
SEC	20
SEC Reports	20
Securities Act	20
Share	1
Significant Customer	36
Significant Supplier	36
Stockholder List Date	5
subsidiaries	77
subsidiary	77
Superior Proposal	52
Surviving Corporation	6
Systems	35
Tax Return	33
Taxes	33
Termination Condition	2
Transaction Documents	78
Transaction Litigation	65
Transaction Related Matters	71
under common control with	75
Union	78
WARN Act	28
Willful Breach	78

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 4, 2020 (this “Agreement”), is entered into by and among SEACOR Holdings Inc., a Delaware corporation (the “Company”), Safari Parent, Inc., a Delaware corporation (“Parent”), and Safari Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be amended from time to time permitted under this Agreement, the “Offer”), to acquire each share of Common Stock (each such share, a “Share”) issued and outstanding immediately prior to the Effective Time (as defined below), other than (i) the Cancelled Shares (as defined below) and (ii) the Dissenting Shares (as defined below), for $41.50 per share, net to the holder of such Share in cash, without interest (as such amount may be amended or adjusted in accordance with the terms of this Agreement, the “Offer Price”), upon the terms and conditions of this Agreement;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved and declared advisable for, as soon as practicable following the Offer Acceptance Time (as defined below), Merger Sub to be merged with and into the Company (the “Merger”) with the Company surviving the Merger on the terms and subject to the conditions set forth in this Agreement and have authorized the execution and delivery hereof;

WHEREAS, the Board of Directors of the Company has (i) determined that it is fair to and in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (ii) approved this Agreement and the transactions contemplated hereby in accordance with the DGCL, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved recommending that the stockholders of the Company accept the Offer and tender their shares to Merger Sub pursuant to the Offer (the preceding clauses (i) through (iv), the “Company Board Recommendation”), in each case, on the terms and conditions of this Agreement;

WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, concurrently with the execution of this Agreement, American Industrial Partners Capital Fund VII, LP (the “Guarantor”) has entered into a limited guarantee, dated as of the date hereof, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement (the “Limited Guarantee”);

WHEREAS, the Company, Parent and Merger Sub acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE OFFER

SECTION 1.1     The Offer.

(a)     Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with ARTICLE IX, as promptly as practicable after the date of this Agreement but in no event more than ten (10) Business Days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase any and all of the outstanding Shares (other than Shares to be cancelled pursuant to Sections 3.1(a)(i) and 3.1(a)(ii) (collectively, the “Cancelled Shares”)), at a price per Share equal to the Offer Price, net to the holder of such Share in cash, without interest and subject to any withholding of Tax in accordance with Section 3.3(e) all on the terms and subject to the conditions set forth in this Agreement.

(b)     Terms and Conditions of the Offer. The obligations of Merger Sub to (and of Parent to cause Merger Sub to) accept for purchase, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject to the prior satisfaction or waiver (to the extent permitted under applicable Laws) of the conditions set forth in Annex I (collectively, the “Offer Conditions”), and no other conditions. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition (as defined in Annex I), the Termination Condition (as defined in Annex I) and the other Offer Conditions. Merger Sub expressly reserves the right to (i) increase the amount of cash constituting the Offer Price, (ii) waive any Offer Condition (to the extent permitted under applicable Laws) and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Merger Sub shall not (A) decrease the Offer Price (except to the extent required by Section 3.3(e)), (B) change the form of consideration payable in the Offer (provided that nothing herein shall limit the ability of Parent and Merger Sub to increase the cash consideration payable in the Offer), (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect any holder of Shares in its capacity as such, (G) withdraw or terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Sections 1.1(c) or 1.1(d) or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(c)     Expiration and Extension of the Offer. The expiration date and time of the Offer, as the same may be extended from time to time in accordance with the terms of this Agreement, is herein referred to as the “Expiration Date”. The initial Expiration Date shall be one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) Business Days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the date on which Merger Sub commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act (the “Offer Commencement Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under ARTICLE IX: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Merger Sub or Parent and has been waived) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for additional periods of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; and (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time for any period required by any Law, any interpretation or position of the SEC, the staff thereof or the New York Stock Exchange applicable to the Offer; provided, however, that in no event shall Merger Sub (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in accordance with ARTICLE IX and (y) the End Date (such earlier occurrence, the “Extension Deadline”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d)     Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Merger Sub to terminate this Agreement pursuant to ARTICLE IX. In the event that this Agreement is validly terminated pursuant to ARTICLE IX, Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in no event more than one (1) Business Day after such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated in accordance with the terms of this Agreement, Merger Sub shall promptly (and in no event more than one (1) Business Day after such termination) return, and shall cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Laws, all tendered Shares to the registered holders thereof.

(e)     Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Merger Sub shall (i) file with the SEC, in accordance with Exchange Act Rule 14d-3, a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase, form of the related letter of transmittal and summary advertisement, (ii) make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act and (iii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Laws. Parent and Merger Sub agree that they shall cause the Offer Documents filed by either Parent or Merger Sub with the SEC to (x) comply in all material respects with the Exchange Act and other applicable Laws and (y) on the date first filed with the SEC and on the date first disseminated to holders of Shares, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to promptly cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Laws. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Merger Sub or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable consideration to any such comments made by the Company or its counsel. Parent and Merger Sub agree to provide the Company and its counsel with any comments (including oral comments) Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments (including oral comments).

(f)     Funds. Without limiting the generality of Section 7.13, Parent shall cause to be provided to Merger Sub, on a timely basis, all of the funds necessary to purchase all Shares that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to perform, on a timely basis, all of Merger Sub’s obligations under this Agreement.

(g)     Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h)     Acceptance. Subject only to the satisfaction or, to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent of each of the Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) (i) promptly, and in no event later than 9:00 a.m. Eastern Time one (1) Business Day after the Expiration Date irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) as promptly as practicable after the Offer Acceptance Time (and in any event within three (3) Business Days) pay for such Shares.

SECTION 1.2     Company Actions.

(a)     Schedule 14D-9. Subject to Section 7.1(b), as promptly as practicable on the Offer Commencement Date, following the filing of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that shall reflect the Company Board Recommendation and include the fairness opinion of the Company’s financial advisor referenced in Section 4.21 and the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Laws, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to (x) comply in all material respects with the Exchange Act and other applicable Laws and (y) on the date first filed with the SEC and on the date first disseminated to holders of Shares, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Laws. Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Merger Sub that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b)     Stockholder Lists. The Company shall promptly after the date hereof, and from time to time thereafter as reasonably requested, furnish Parent and Merger Sub with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Merger Sub and their agents shall hold in confidence in accordance with the Confidentiality Agreement the information contained in any such labels, listings and files.

(c)     Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Merger Sub effective immediately after the Offer Acceptance Time.

ARTICLE II

THE MERGER

SECTION 2.1     The Merger. As soon as practicable after the Offer Acceptance Time and upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL (including Section 251(h) thereof), at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and a wholly owned subsidiary of Parent, whereby (i) each issued and outstanding Share not owned by Parent, Merger Sub or the Company as of the Effective Time (other than Cancelled Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest and subject to any withholding of Tax in accordance with Section 3.3(e), and (ii) the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in ARTICLE III. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Company as the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the DGCL (including Section 251(h) thereof).

SECTION 2.2     Closing. The closing of the Merger (the “Closing”) shall take place as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time, except if the conditions set forth in ARTICLE VIII shall not be satisfied or, to the extent permitted by applicable Laws, waived as of such date, in which case the Closing shall take place on the second Business Day on which all conditions set forth in ARTICLE VIII are satisfied or, to the extent permitted by applicable Laws, waived, unless another date or place is agreed to in writing by the Company and Parent prior to the Offer Acceptance Time, at the offices of Milbank LLP, 55 Hudson Yards, New York, New York, 10001, or remotely by exchange of documents and signatures (or their electronic counterparts). The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 2.3     Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company and Parent will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

SECTION 2.4     Certificate of Incorporation; Bylaws.

(a)     At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth in Exhibit A (the “Amended Certificate of Incorporation”), and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended or restated as provided therein and by applicable Law, in each case consistent with the obligations set forth in Section 7.8.

(b)     At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except that references therein to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), until thereafter amended or restated as provided therein, by the certificate of incorporation of the Surviving Corporation and by applicable Law, in each case consistent with the obligations set forth in Section 7.8.

SECTION 2.5     Directors and Officers.

(a)     The Parties shall take all actions reasonably necessary to cause the directors of Merger Sub at the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation and applicable Law.

(b)     The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

SECTION 2.6     Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this ARTICLE II as soon as practicable following the Offer Acceptance Time without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

SECTION 3.1     Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a)     Per Share Merger Consideration.

(i)     any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)     any Shares held immediately prior to the Effective Time by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)     except as provided in clauses (i) and (ii) above and subject to Section 3.1(b), each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined below), which shall have only those rights set forth in Section 3.4, and other than any Cancelled Shares) shall be converted into the right to receive the Offer Price (the “Per Share Merger Consideration”), in each case without any interest thereon, subject to any withholding of Taxes in accordance with Section 3.3(e); and

(iv)     each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation. From and after the Effective Time, subject to this Section 3.1(a), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration therefor upon the surrender of such Shares in accordance with Section 3.3.

(b)     If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Per Share Merger Consideration shall be appropriately adjusted.

(c)     Cancellation of Cancelled Shares. Each Cancelled Share shall cease to be outstanding, be cancelled without any conversion thereof or payment of any consideration therefor and shall cease to exist.

SECTION 3.2     Treatment of Company Equity Awards.

(a)     Treatment of Options. Except as may otherwise be agreed to in writing between a holder of a Company Option (as defined below) and Parent, each option to purchase Shares that is outstanding and unexercised immediately prior to the Effective Time that was granted pursuant to the Company Stock Plan, whether vested or unvested (each, a “Company Option”), shall, as of the Effective Time, become fully vested (to the extent not already vested) and be cancelled and converted into the right to receive an amount in cash (without interest) equal to the product obtained by multiplying (i) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share of such Company Option by (ii) the total number of Shares subject to such Company Option immediately prior to the Effective Time. The Surviving Corporation or one of its subsidiaries, as applicable, shall pay to the holders of Company Options the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law with respect to the making of such payment, within seven calendar days following the Effective Time. Any Company Option with an exercise price per Share that is equal to or greater than the Per Share Merger Consideration shall be cancelled for no consideration as of the Effective Time.

(b)     Treatment of Company Restricted Shares. Each Share granted subject to vesting or other lapse restrictions pursuant to the Company Stock Plans that is outstanding immediately prior to the Effective Time (each, a “Company Restricted Share”), shall, as of the Effective Time, become fully vested (without regard to the satisfaction of any vesting or other lapse restriction, including any performance condition) and be cancelled and converted into the right to receive an amount in cash (without interest) equal to the Per Share Merger Consideration. The Surviving Corporation or one of its subsidiaries, as applicable, shall pay to the holders of Company Restricted Shares the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law relating to Tax with respect to the making of such payment, within seven calendar days following the Effective Time.

(c)     Treatment of Company ESPP. As soon as practicable following the date of this Agreement, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that (i) no participant may increase the percentage amount of his or her payroll deduction election from that in effect as of the date of this Agreement for the offering period under the Company ESPP that is in effect as of the date of this Agreement (the “Current Offering Period”); and (ii) no new offering period will be commenced under the Company ESPP following the date of this Agreement. If the Effective Time occurs prior to the end of the Current Offering Period, then there shall be no purchases of Common Stock under the Company ESPP for such Current Offering Period and the Company ESPP optionholders’ accumulated payroll deduction for the Current Offering Period shall be returned to the Company ESPP optionholders without interest.

(d)     Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 3.2 and to cause the Company Stock Plans and all rights thereunder to terminate as of the Effective Time.

(e)     On the Closing Date, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate amount owed to holders of Company Options and Company Restricted Shares (including the employer portion of any applicable payroll taxes).

SECTION 3.3     Surrender of Shares.

(a)     Depository Agent and Paying Agent. Prior to the Offer Acceptance Time, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to each of the Company and Parent with a depository agent and a paying agent selected by Parent with the Company’s prior written approval, which approval shall not be unreasonably conditioned, withheld or delayed, to act as agent for the stockholders of the Company in connection with the Offer and the Merger for the holders of Shares to receive the aggregate Offer Price to which the holders of such Shares shall become entitled to pursuant to Section 1.1(b) (the “Depository Agent”) and for the holder of Shares to receive the aggregate Per Share Merger Consideration to which the holders of shall become entitled pursuant to Section 3.1(a) (the “Paying Agent”). Substantially concurrently with the Offer Acceptance Time, Parent shall deposit, or cause to be deposited, with the Depository Agent, a cash amount sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.1(h). Promptly after (and in no event later than the second Business Day after) the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Per Share Merger Consideration payable pursuant to Section 3.1 (together with the amount deposited pursuant the immediately preceding sentence, the “Exchange Fund”). With respect to any Dissenting Shares, Parent shall not be required to deposit or cause to be deposited with the Paying Agent funds sufficient to pay the Per Share Merger Consideration that would be payable in respect of such Dissenting Shares if such Dissenting Shares were not Dissenting Shares. The Exchange Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Per Share Merger Consideration in the Merger. The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.1(a) shall be promptly returned to Parent or the Surviving Corporation, as requested by Parent. The funds deposited with the Paying Agent pursuant to this Section 3.3(a) shall not be used for any purpose other than as contemplated by this Section 3.3(a).

(b)     Exchange Procedures.

(i)     Transmittal Materials. Promptly after the Effective Time (and in any event within two Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares, if any (“Certificates”), and, if required by the Paying Agent, each former holder of record of Shares held in book-entry form (“Book-Entry Shares”) (other than holders of Cancelled Shares and Dissenting Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent or, with respect to Book-Entry Shares, only upon delivery of evidence, if any, of the book-entry transfer of Book-Entry Shares as the Paying Agent may reasonably request, such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Per Share Merger Consideration.

(ii)     Certificates. Upon surrender of Certificates (or effective affidavits of loss in lieu thereof and delivery of a bond in a reasonable amount, if reasonably required, in each case pursuant to this Section 3.3(b)(ii)) to the Paying Agent, together with the transmittal materials, duly completed and validly executed in accordance with the instructions thereto (and such other customary documents as may be required by the Paying Agent) each holder of record of one or more Certificates, if any, shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.3(e)) equal to the product obtained by multiplying (A) the number of Shares represented by such Certificates by (B) the Per Share Merger Consideration, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and (ii) if reasonably required by the Surviving Corporation, an indemnity bond reasonable in amount, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(a).

(iii)     Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to receive the Per Share Merger Consideration. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares and Dissenting Shares) shall upon receipt by the Paying Agent of evidence, if any, of the book-entry transfer of Book-Entry Shares as the Paying Agent may reasonably request be entitled to receive, together with the transmittal materials, duly completed and validly executed in accordance with the instructions thereto (and such other documents as may customarily be required by the Paying Agent), and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.3(e)) equal to the product obtained by multiplying (A) the number of Shares represented by such Book-Entry Shares by (B) the Per Share Merger Consideration, and the Book-Entry Shares so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares.

(iv)     Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company or if payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates is registered, a check for any cash to be exchanged upon due surrender of the Certificates may be issued to such transferee or other Person if the Certificates formerly representing such Shares so surrendered are properly endorsed or otherwise in proper form and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered.

(v)     Until surrendered as contemplated by this Section 3.3(b), each Certificate and Book-Entry Share (other than Cancelled Shares and Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together, if applicable, with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)) the applicable Per Share Merger Consideration as contemplated by this ARTICLE III. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Per Share Merger Consideration.

(c)     Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Shares for 12 months after the Effective Time shall be delivered to the Surviving Corporation upon demand. Any holder of Certificates or Book-Entry Shares (other than Cancelled Shares and Dissenting Shares) who has not theretofore complied with this ARTICLE III shall thereafter be entitled to look to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.3(e)) upon delivery of evidence of Certificates or Book-Entry Shares acceptable to the Surviving Corporation, without any interest thereon in accordance with the provisions set forth in Section 3.3(b), and the Surviving Corporation shall remain liable for (subject to applicable abandoned property, escheat or other similar Laws) payment of such holder’s claim for the Per Share Merger Consideration payable upon due surrender of its Certificates or Book-Entry Shares. Notwithstanding anything to the contrary herein, none of the Surviving Corporation, Parent, the Company, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims of interest of any Person previously entitled thereto.

(d)     Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. Until surrendered as contemplated by Section 3.3(b), each Certificate or Book-Entry Share shall, from and after the Effective Time, represent only the right to receive the Per Share Merger Consideration (without interest and less applicable withholding Taxes) and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equityholder of the Company or the Surviving Corporation. If, after the Effective Time, any evidence of a Certificate or Book-Entry Share is presented, and acceptable, to the Surviving Corporation, Parent or the Paying Agent for transfer, subject to compliance with the procedures set forth in this ARTICLE III, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to Section 3.1(a) (without interest and less applicable withholding Taxes). The Per Share Merger Consideration paid upon surrender of Certificates or receipt by the Paying Agent of an “agent’s message”, if applicable, in the case of Book-Entry Shares in accordance with the terms of this ARTICLE III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares, as applicable.

(e)     Withholding Rights. Each of the Depository Agent, the Paying Agent, Parent and the Surviving Corporation (and any agent thereof) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, and Company Restricted Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law (as reasonably determined by the Depository Agent, Paying Agent, Parent or the Surviving Corporation (or any agent thereof)). To the extent that amounts are so deducted or withheld by the Depository Agent, Paying Agent, Parent or the Surviving Corporation (or any agent thereof), as the case may be, such deducted or withheld amounts (i) shall be remitted by the Depository Agent, Paying Agent, Parent or the Surviving Corporation (or any agent thereof), as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, and Company Restricted Shares (as the case may be) in respect of which such deduction and withholding was made by the Depository Agent, Paying Agent, Parent or the Surviving Corporation (or any agent thereof), as the case may be. All compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement will be paid through the applicable payroll system in accordance with applicable payroll procedures, without regard to any deferral potentially available under the CARES Act.

SECTION 3.4     Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any Shares that are issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) that are held by stockholders of the Company who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (collectively, “Dissenting Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration as provided in Section 3.1(a), unless and until such Person shall have effectively withdrawn or otherwise lost or failed to perfect such Person’s right to appraisal or payment under the DGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, at which time such Shares shall be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration as provided in Section 3.1(a), upon surrender of the Certificates or Book-Entry Shares representing such Shares, without interest and after giving effect to any required Tax withholdings pursuant to Section 3.3(e) and such Shares shall not be deemed Dissenting Shares, and such holder thereof shall cease to have any other rights with respect to such Shares. Each Dissenting Share shall be deemed to no longer be outstanding, shall automatically be canceled and extinguished and shall cease to exist at the Effective Time. Each holder of Dissenting Shares shall cease to have any rights with respect to the Dissenting Shares, other than the right to receive the payment of the fair value of such Dissenting Shares in accordance with the provisions of, and as provided by, Section 262 of the DGCL with respect to such Dissenting Shares unless and until such Person shall have effectively withdrawn or otherwise lost or failed to perfect such Person’s right to appraisal or payment under the DGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL. The Company shall give Parent prompt written notice of any written demands for appraisal or withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Parent, and prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, make any payment with respect to any demands for appraisal or offer to settle or compromise, or settle or compromise or otherwise negotiate, any such demands, or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with the provisions under Section 262 of the DGCL, or agree to do any of the foregoing.

SECTION 3.5     Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), combination, stock dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Shares, Company Options, and Company Restricted Shares the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 3.5 shall be construed to permit the Company, any subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date that, except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC on or after January 1, 2019 and prior to the date of this Agreement (excluding any disclosures set forth in the SEC Reports under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are cautionary, predictive or forward-looking in nature), it being acknowledged and agreed that nothing disclosed in the SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.3 or Section 4.23, or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to the extent which the relevance of such item is reasonably apparent on its face:

SECTION 4.1     Organization and Qualification; Subsidiaries. Each of the Company, its subsidiaries and, to the knowledge of the Company, each of the Company Joint Ventures is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except where the failure to be so qualified or, to the extent such concept is applicable, in good standing would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent or materially impede the consummation by the Company of the transactions contemplated by this Agreement. Section 4.1 of the Company Disclosure Letter sets forth (x) each of the Company’s subsidiaries and the Company Joint Ventures and the ownership interest of the Company in each such subsidiary or Company Joint Venture, as applicable, as well as the ownership interest of any other Person or Persons in each such subsidiary or, to the knowledge of the Company, such Company Joint Venture and (y) the jurisdiction of organization of each such subsidiary or Company Joint Venture. Except as set forth on Section 4.1 of the Company Disclosure Letter and except for securities held by the Company in connection with its Ordinary Course treasury investment activities, neither the Company nor any of its subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any other Person.

SECTION 4.2     Certificate of Incorporation and Bylaws. The Company has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the certificate of incorporation, as amended to date (the “Certificate of Incorporation”), and the amended and restated bylaws, as amended to date (the “Bylaws”), of the Company as currently in effect. The Company has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the certificate of incorporation or equivalent organizational or governing documents, as amended to date (excluding amendments that are not material) of each of the Company’s material subsidiaries and, to the knowledge of the Company, the Company Joint Ventures, and each of the foregoing documents is in full force and effect. The Company is not in violation of any of the provisions of the Certificate of Incorporation or the Bylaws. Each of the Company’s material subsidiaries and, to the knowledge of the Company, the Company Joint Ventures, is not in violation of any of the provisions of its organizational or governing documents in any material respect.

SECTION 4.3     Capitalization. The authorized capital stock of the Company consists of (i) 60,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

(a)     As of the close of business on December 4, 2020 (the “Capitalization Date”):

(i)     no shares of Preferred Stock were issued or outstanding or held by the Company in its treasury;

(ii)     20,372,799 shares of Common Stock (inclusive of the issued and outstanding Company Restricted Shares referenced in Section 4.3(a)(iv)(B)) were issued and outstanding;

(iii)     20,640,893 shares of Common Stock were held by the Company in its treasury;

(iv)     there were (A) 1,600,613 shares of Common Stock underlying outstanding Company Options, (B) 355,290 Company Restricted Shares issued and outstanding, and (C) no rights to purchase shares of Common Stock issued and outstanding under the Company ESPP.

(b)     From the close of business on the Capitalization Date, no Company Equity Awards have been granted and no Shares have been issued, except for shares of Common Stock issued pursuant to the exercise of Company Options, the issuance of shares of Common Stock pursuant to the Company ESPP, or the vesting of Company Restricted Shares, in each case that were outstanding as of the close of business on the Capitalization Date and, in each case in accordance with the terms of the applicable Company Stock Plan or the Company ESPP, as applicable, as in effect on the date of this Agreement. Except as set forth in Section 4.3(a) and except for issuances expressly permitted by Section 6.1(b)(iii), (i) there are no outstanding or authorized (A) shares of capital stock or other voting securities of the Company or its subsidiaries, other than Shares that have become outstanding after the Capitalization Date, which were reserved for issuance as of the Capitalization Date as set forth in Section 4.3(a)(iv), (B) securities of the Company or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or its subsidiaries or (C) subscriptions, options, warrants, calls, phantom stock, equity appreciation or other similar rights, agreements, arrangements, understandings or commitments to acquire from the Company or its subsidiaries, or obligations of the Company or its subsidiaries to issue or sell, any capital stock, voting securities, securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock, voting securities or any other equity interests of the Company or any of its subsidiaries (collectively, “Company Securities”) and (ii) there are no outstanding contractual obligations of the Company, its subsidiaries or, to the knowledge of the Company, the Company Joint Ventures to (I) repurchase, redeem or otherwise acquire any Company Securities or equity interests in a Company Joint Venture or (II) grant, extend or enter into any subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement, understanding or commitment with respect to Company Securities or any equity interests in a Company Joint Venture. All outstanding Shares, and all Shares reserved for issuance as noted in Section 4.3(a)(iv) when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive rights, purchase options, call or right of first refusal or similar rights. Each of the outstanding shares of capital stock or other equity interests of each of the Company’s subsidiaries and, to the knowledge of the Company, of each of the Company Joint Ventures, is duly authorized, validly issued, fully paid and non-assessable and all such shares or other equity interests are owned by the Company or a subsidiary of the Company and are owned free and clear of all Liens, agreements, transfer restrictions, limitations in voting rights, charges or other encumbrances of any nature whatsoever, except in each case for Permitted Liens or for transfer restrictions of general applicability arising under securities laws. Neither the Company nor any of its subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or the holders of voting securities of the Company on any matter.

SECTION 4.4     Authority. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby, subject only to the satisfaction or waiver of the Offer Conditions and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”). The Board of Directors of the Company, at a duly called and held meeting, has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (iii) resolved that, subject to the terms of this Agreement, the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, which recommendation, subject to Section 6.1, has not been subsequently withdrawn or modified as of the date of this Agreement. If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Offer or the Merger.

SECTION 4.5     No Conflict; Required Filings and Consents.

(a)     Except as set forth on Section 4.5(a) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not (i) breach, violate or conflict with the Certificate of Incorporation or Bylaws or the organizational or governing documents of any of the Company’s material subsidiaries or, to the knowledge of the Company, any of the Company Joint Ventures, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, all filings described in such clauses have been made and the Offer has been consummated, conflict with, breach or violate any Law, rule, regulation, order, judgment or decree applicable to the Company, any of its subsidiaries or, to the knowledge of the Company, any of the Company Joint Ventures or by which its or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with or without notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of the Company pursuant to, any Contract to which the Company, any of its subsidiaries or, to the knowledge of the Company, any Company Joint Venture is a party or by which the Company, any of its subsidiaries or, to the knowledge of the Company, any Company Joint Venture or its or their respective assets or properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent or materially impede the consummation by the Company of the transactions contemplated by this Agreement.

(b)     Subject to the accuracy of Parent’s and Merger Sub’s representations set forth in Section 5.3(b), the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental, quasi-governmental, administrative or regulatory (including stock exchange) authority, agency, court, arbitrator, commission or other governmental body, whether supranational, foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Schedule 14D-9), and state securities, takeover and “blue sky” laws, (ii) termination or expiration of the waiting period under the HSR Act, (iii) compliance with the applicable requirements of the New York Stock Exchange, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) any consent, approval, authorization, permit, action, filing or notification described on Section 4.5(b) of the Company Disclosure Letter (the “Other Regulatory Approvals”), (vi) compliance with the applicable requirements of United States citizenship and cabotage Laws principally contained in 46 U.S.C. § 50501 and 46 U.S.C. Chapter § 551, as well as 46 U.S.C. § 56101, each as amended from time to time and any successor or replacement statutes, and the regulations promulgated thereunder relating to the ownership and operation of U.S.-flag vessels in the U.S. coastwise trade (the “Jones Act”), and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, (A) prevent or materially impede the consummation by the Company of the transactions contemplated by this Agreement or (B) have a Material Adverse Effect.

SECTION 4.6     Compliance.

(a)     The business of the Company and its subsidiaries is not in violation, nor since the Applicable Date has been in violation, of any Law or posted policies with respect to privacy and system security, in each case, applicable to the Company or any of its subsidiaries, except for violations that would not reasonably be expected to be material to the Company and its subsidiaries, taken as a whole, and the Company and its subsidiaries, and to the knowledge of the Company, the Company Joint Ventures have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities required to conduct their respective businesses and own, lease and operate their respective assets and properties as being conducted as of the date hereof and as of the Effective Time (“Licenses”), except for any such Licenses the absence of which would not reasonably be expected to be material to the Company and its subsidiaries, taken as a whole. Since the Applicable Date, except as would not reasonably be expected to be material to the Company and its subsidiaries, taken as a whole, (i) the Company and its subsidiaries have maintained, and have been in compliance with all terms and conditions of, all Licenses and all Licenses are in full force and effect, and (ii) no default has occurred under, and there exists no event that, with or without notice, lapse of time or both, would reasonably be expected to result in a default under, or would give to others any right of revocation, non-renewal, adverse modification or cancellation of, any License. The Company and each of its subsidiaries that, directly or indirectly, owns or operates Company Vessels in the coastwise trade of the United States of America is a “citizen of the United States” within the meaning of 46 U.S.C. § 50501, and is fully qualified to own and operate vessels in the coastwise trade of the United States of America. As set forth on Section 4.6(a) of the Company Disclosure Letter, each Company Vessel owned by the Company or one of its subsidiaries is lawfully documented in the name of its registered owner under the Laws where such Company Vessel is registered and each such Company Vessel and owner of such Company Vessel complies with all applicable Laws of the United States of America or any jurisdiction to which such Company Vessel may be registered or in addition be subject, in each case, other than with respect to the Laws relating to the coastwise trade of the United States of America, except as would not be reasonably expected to be material to the Company and its subsidiaries, taken as a whole. Each of the Company Vessels for which the Company or one of its subsidiaries is responsible for maintenance is (i) maintained consistently with industry standards, except in each case as would not be reasonably expected to be material to the Company and its subsidiaries, taken as a whole, and (ii) with respect to such Company Vessels which are classed by a classification society that is a full member of the International Association of Classification Societies are maintained in a state of repair to be classed by such Classification Societies and each such Company Vessel is in class with valid class and trading certificates without overdue recommendations affecting class and, to the knowledge of the Company, no event has occurred and no condition exists that would cause such Company Vessel’s class to be suspended or withdrawn, except in each case as would not be reasonably expected to be material to the Company and its subsidiaries, taken as a whole.

(b)     For the preceding five years none of the Company, any of its subsidiaries, or to the knowledge of the Company, any of the Company Joint Ventures, or any of the directors, officers, agents or employees of the Company, any of its subsidiaries or any of the Company Joint Ventures (i) has been in material violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 or any other similar applicable Law that prohibits corruption or bribery (collectively, “Anti-Corruption Laws”) or (ii) has directly or indirectly made, offered, agreed, requested or taken any other act in furtherance of an offer, promise or authorization of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of any of the applicable Anti-Corruption Laws. The Company has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with the applicable Anti-Corruption Laws.

(c)     None of the Company or any of its subsidiaries or, to the knowledge of the Company, any Company Joint Venture or any of the directors, officers, agents or employees of the Company, any of its subsidiaries or any of the Company Joint Ventures is a Sanctioned Person. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any Company Joint Venture has, in the past five years, engaged in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country, in each case in violation of applicable Sanctions.

(d)     For the preceding five years, none of the Company, any of its subsidiaries or, to the knowledge of the Company, any Company Joint Venture or any of the directors, officers, agents or employees of the Company or any of its subsidiaries (i) has received from any Governmental Entity any notice of inquiry or allegation or (ii) made any voluntary or involuntary disclosure to a Governmental Entity, in each case, related to, or in connection with, applicable Anti-Corruption Laws or Sanctions.

(e)     For purposes of this Agreement:

(i)      “Sanctioned Country” means any country or region that is the target of comprehensive Sanctions broadly prohibiting dealings with such country or region (currently, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

(ii)     “Sanctioned Person” means any Person: (A) identified on any Sanctions--related list of designated Persons, including the Specially Designated Nationals and Blocked Persons List maintained by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”); (B) organized, resident or domiciled in, or a government instrumentality of, a Sanctioned Country; or (C) any Person that is, in the aggregate, 50 percent or greater owned or controlled by a Person or Persons described in clause (A) or (B) above.

(iii)     “Sanctions” means economic and financial sanctions or trade embargos administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.

SECTION 4.7     SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)     The Company has timely filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2018 (the “Applicable Date”) through the date hereof (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “SEC Reports”). As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Reports has been amended or superseded by a later SEC Report filed prior to the date of this Agreement. Since the Applicable Date, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any of the SEC Reports. None of the Company’s subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b)     The audited consolidated financial statements of the Company (including all notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations, cash flows and changes in equity for the periods indicated. The unaudited consolidated financial statements of the Company and its subsidiaries (including any related notes thereto) for all interim periods included in the Company’s quarterly reports on Form 10-Q filed with the SEC since January 1, 2020 and included in the SEC Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal period-end adjustments as permitted by GAAP) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations and cash flows for the periods indicated (subject to normal period-end adjustments as permitted by GAAP). Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c)     The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the years ended December 31, 2018 and December 31, 2019, and such assessment concluded that such controls were effective. Based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting prior to the date hereof, the Company has not identified (i) any “significant deficiencies” or “material weaknesses” in the system of internal control over financial reporting utilized by the Company and its subsidiaries that has not been subsequently remediated or (ii) any fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its subsidiaries. Since the Applicable Date, the Company’s principal executive officer and its principal financial officer have disclosed, based on their evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Board of Directors any instances identified by them or of which they have been made aware of “significant deficiencies,” “material weaknesses” or fraud referred to in clauses (i) or (ii) above. Since the Applicable Date, there have been no material written complaints received by the Company from a Governmental Entity regarding accounting, internal accounting controls or auditing practices of the Company or any of its subsidiaries.

(d)     Except (i) as disclosed, reflected, accrued or reserved against on the balance sheet included in the financial statements (including all notes thereto) of the Company contained in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2020; (ii) for liabilities or obligations incurred in the Ordinary Course since September 30, 2020, in each case, which have not resulted from or arisen out of, and do not relate to, any breach or violation of, or default under, any Material Contract, License or applicable Law; (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement; (iv) for executory obligations under the Contracts of the Company and its subsidiaries (which have not resulted from or arisen out of, and do not relate, to any material breach or material violation of, or material default under, such Contracts);(v) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement (and not in connection with any transactions contemplated in alternative thereto); and (vi) for liabilities or obligations that would not be material to the Company and its subsidiaries, taken as a whole, neither the Company nor any of its subsidiaries has any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto.

(e)     Except as set forth on Section 4.7(e) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has any liability in respect of a guarantee, endorsement or suretyship of or with respect to any Indebtedness of any other Person (other than the Company or a subsidiary of the Company that is not a Company Joint Venture).

SECTION 4.8     Contracts.

(a)     Except (i) for this Agreement, (ii) for the Contracts filed prior to the date hereof as exhibits to the SEC Reports, (iii) for the Company Plans and (iv) as set forth in Section 4.8(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its subsidiaries is party to or bound by any note, bond, mortgage, indenture, contract, agreement, lease, license or other similar instrument or obligation, in each case, whether written or oral (each, a “Contract”), that:

(i)     contains covenants binding upon the Company or any of its subsidiaries or, to the knowledge of the Company, any Company Joint Venture that (A) prohibit, limit or restrict or purport to prohibit, limit or restrict the ability of the Company or any of its Affiliates to engage in any business or compete in any business or with any Person or operate in any geographic area, (B) contain “most favored nation” or “exclusivity” provisions, or (C) grant any right of first refusal or right of first offer with respect to the equity interests or substantially all of the assets of any Person in favor of any third Person, in each case, that are material to the Company and its subsidiaries, taken as a whole, other than restrictions that are part of the terms and conditions of any “requirements” or similar agreement under which the Company or any of its subsidiaries has agreed to procure goods or services exclusively from any Person;

(ii)     other than with respect to any partnership that is wholly owned by the Company or any of its subsidiaries, is a joint venture, partnership or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)     is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond or similar Contract pursuant to which any Indebtedness of the Company or any of its subsidiaries, in each case in excess of $10,000,000 is outstanding (or may be incurred) or any agreement or instrument pursuant to which any Lien is incurred, other than any such Contract between or among any of the Company and any of its wholly owned subsidiaries;

(iv)     prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its subsidiaries or prohibits the pledging of the capital stock of the Company or any subsidiary of the Company;

(v)     has resulted in payments by the Company or any of its subsidiaries of more than $10,000,000 in the aggregate for the prior fiscal year (other than Contracts subject to clause (iii) above);

(vi)     has resulted in payments to the Company or any of its subsidiaries of more than $10,000,000 in the aggregate for the prior fiscal year;

(vii)     with respect to any acquisition or divestiture (x) pursuant to which the Company or any of its subsidiaries has continuing “earn-out” or contingent purchase price or other outstanding rights or obligations or (y) with an aggregate purchase price of greater than $2,500,000 that has not been consummated, but for which a definitive agreement has been executed, as of the date hereof;

(viii)     is a collective bargaining agreement or other agreement with any Union;

(ix)     is a settlement, conciliation or similar Contract (A) which would require the Company or any of its subsidiaries to pay consideration of more than $3,000,000, in excess of any amounts paid by insurance, after the date of this Agreement or (B) that subjects the Company or any of its subsidiaries to any material ongoing requirements (other than payment requirements) or restrictions;

(x)     (A) is between the Company or any of its subsidiaries, on the one hand, and any director, officer or employee of the Company or any of its subsidiaries or any Person beneficially owning 5% or more of the outstanding Shares, on the other hand, except for any Company Plan or (B) that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act;

(xi)     is a Contract entered into with a Governmental Entity that has resulted in payments to or by the Company or any of its subsidiaries of more than $5,000,000 in the aggregate for the prior fiscal year;

(xii)     relates to the chartering (including charters or similar agreements with Governmental Entities), management (technical and/or commercial), crewing, operation, stacking, finance leasing (including sale/leaseback or similar arrangements) or pooling of any Company Vessel that has resulted in payments to or by the Company or any of its subsidiaries of more than $5,000,000 in the aggregate for the prior fiscal year; or

(xiii)     is a Contract under which a primary purpose is to indemnify any other Person (including any previous officer or director (or equivalent) of the Company, an Affiliate of the Company or any of its subsidiaries), with such obligation continuing after the date hereof, excluding customary indemnification provisions in commercial Contracts.

Each Contract required to be set forth in Section 4.8(a) of the Company Disclosure Letter or filed (or which is required to be filed) as an exhibit to the SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (in each case, excluding any Company Plan) is referred to herein as a “Material Contract”.

(b)     Each of the Material Contracts is valid and binding on the Company and each of its subsidiaries party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As the date hereof (x) neither the Company nor, to the knowledge of the Company, any of its subsidiaries has received written notice from any other party to a Material Contract that such other party intends to terminate, not renew, or renegotiate the terms of any such Material Contract and (y) there is no material breach or material default under any Material Contract by the Company or any of its subsidiaries and no event or condition has occurred that with or without the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto. The Company has made available to Parent prior to the execution of this Agreement a true and complete copy of each Material Contract.

For purposes of this Agreement, “Indebtedness” means all payment obligations (including in respect of principal, interest, premiums (including make-whole premiums), prepayment penalties, breakage costs, fees, expenses or similar charges arising as a result of the discharge of such amount owed and payments or premiums attributable to, or which arise as a result of, the transactions contemplated hereby (including the change of control of the Company in connection therewith)) of the Company or any of its subsidiaries, without duplication, in respect of (i) borrowed money, (ii) obligations evidenced by bonds, notes, debentures or other similar instruments, (iii) deferred purchase price of property, goods or services (other than trade or account payables in the Ordinary Course) (including any “earn-out” obligations), (iv) financing lease obligations that are required to be capitalized in accordance with GAAP which, for the sake of clarity, shall not include operating lease obligations, (v) reimbursement obligations of such Person relating to drawn letters of credit, bankers’ acceptances, surety, performance or other bonds or similar instruments, (vi) obligations relating to interest rate protection, swap agreements and collar agreements (valued at their net termination value as of the Closing), (vii) any indebtedness or liabilities secured by a Lien on the Company’s or any of its subsidiaries’ assets, and (viii) any indebtedness or other obligations of any other Person of the type described in the preceding clauses (i) through (vii) to the extent guaranteed by the Company or any of its subsidiaries.

SECTION 4.9     Absence of Certain Changes or Events. (a) Except as set forth on Schedule 4.9 of the Company Disclosure Letter, since June 30, 2020 through the date of this Agreement, except as contemplated by this Agreement, the Company and its subsidiaries have conducted their respective businesses in the Ordinary Course and have not taken any action or omitted to take any action which would have been required to be listed under clauses (vi), (ix), (x) or (xii) of Section 6.1(b) of the Company Disclosure Letter if such action had been taken or omitted to be taken during the period between the date hereof and the earlier of the Effective Time and the valid termination of this Agreement in accordance with ARTICLE IX and (b) since September 30, 2020 through the date of this Agreement, there has not occurred any event, development, change, effect, fact, condition or occurrence that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

SECTION 4.10     Absence of Litigation. Except as set forth on Section 4.10 of the Company Disclosure Letter, there are no, and since the Applicable Date have been no, suits, claims, actions, proceedings, investigations, examinations, audits or arbitrations by or before any Governmental Entity (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective assets or properties, other than any Action that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its subsidiaries, taken as a whole. Neither the Company nor any of its subsidiaries or any of their respective properties or assets is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not reasonably be expected, individually or in the aggregate, (a) to be material to the Company and its subsidiaries, taken as a whole or (b) to prevent or materially delay the consummation by the Company of the Offer, the Merger or the transactions contemplated by this Agreement.

SECTION 4.11     Employee Benefit Plans.

(a)     Section 4.11(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each other employee benefit plan, policy, program, agreement or arrangement providing compensation or benefits to any current or former officer, employee or independent contractor (who is a natural person or single member limited liability company), including bonus plans, employment, severance, fringe benefits, change in control, incentive equity or equity-based compensation, or deferred compensation arrangements, in each case, contributed to, sponsored or maintained by the Company or any of its subsidiaries, or pursuant to which the Company or any of its subsidiaries has an obligation to contribute or has any liability, other than (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) and (ii) a plan, policy, program or arrangement that the Company or any of its subsidiaries is required to contribute to by local law (such plans, programs, policies, agreements and arrangements, collectively, the “Company Plans”). With respect to each Company Plan set forth on Section 4.11(a) of the Company Disclosure Letter, the Company has made available to Parent a true and complete copy thereof to the extent in writing (or a summary of material terms, to the extent not in writing) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required, and (iv) for the most recent fiscal year (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports, if any.

(b)     (i) Each Company Plan has been established and administered in all material respects in accordance with its terms and in material compliance with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the “Code”), and other applicable Laws, rules and regulations, (ii) none of the Company nor any of its subsidiaries is in material breach of any Company Plan, (iii) there has been no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Plan and (iv) with respect to each Company Plan, as of the date of this Agreement, no material actions, suits or claims (other than routine claims for benefits in the Ordinary Course) are pending or, to the knowledge of the Company, threatened. Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification.

(c)     Except as set forth in Section 4.11(c) of the Company Disclosure Letter, no Company Plan provides for post-employment or retiree health benefits or life insurance, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code, or similar Laws.

(d)     Except as set forth in Section 4.11(d) of the Company Disclosure Letter, no Company Plan is a plan that is subject to Section 302 of Title IV of ERISA or Section 412 of the Code. No Company Plan is (i) a “multiple employer plan” (within the meaning of the Code or ERISA), (ii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iii) a “funded welfare plan” within the meaning of Section 419 of the Code.

(e)     Section 4.11(e) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each “multiemployer plan” (within the meaning of Section 3(37) of ERISA) to which the Company or any of its subsidiaries is, or within the past six years has been, obligated to contribute. The Company and its subsidiaries have complied in all material respects with their respective obligations with respect to such multiemployer plans. None of the Company, any of its subsidiaries, nor, to the Company’s knowledge, any of its ERISA Affiliates, has been assessed any withdrawal liability with respect to any multiemployer plan that remains unsatisfied as of the date of this Agreement, nor is any such assessment reasonably expected to occur.

(f)     Except as set forth in Section 4.11(f) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement would, either alone or in combination with another event, (i) accelerate the time of payment, vesting, or funding, or increase the amount of compensation, severance or benefit due to any employee of the Company, (ii) directly or indirectly cause or require the Company to transfer or set aside any assets to fund any material benefits under any Company Plan, (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time, (iv) require a “gross-up,” indemnification for or payment to any individual for any Taxes imposed under Section 409A or Section 4999 of the Code or (v) result in any payments or benefits which would not reasonably be expected to be deductible under Section 280G of the Code.

SECTION 4.12     Labor and Employment Matters.

(a)     Except as set forth in Section 4.12(a) of the Company Disclosure Letter, (i) neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other agreement with any Union, nor is any such agreement being negotiated by the Company or any of its subsidiaries as of the date hereof and (ii) no employee of the Company or its subsidiaries is represented by a Union. There are no, and for the past three years there have been no, strikes, work stoppages, slowdowns, picketing, lockouts, petitions or demands for recognition or similar material labor disputes pending or, to the knowledge of the Company, threatened against the Company, any of its subsidiaries or, to the knowledge of the Company, any of the Company Joint Ventures, except, in each case, as would not reasonably be expected to be material to the Company and its subsidiaries, taken as a whole. Except as set forth in Section 4.12(a), no notice, consent or consultation obligations with respect to any employees of the Company, any of its subsidiaries or, to the knowledge of the Company, any of the Company Joint Ventures, or any Union, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated herein.

(b)     Except as set forth in Section 4.12(b) of the Company Disclosure Letter, there are no (i) material unfair labor practice complaints, grievances or charges pending against the Company or any of its subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority (other than routine grievances), (ii) to the knowledge of the Company, Union organizing efforts regarding any employees of the Company or any of its subsidiaries, nor, to the knowledge of the Company, have there been any such efforts for the past three years, or (iii) liabilities or obligations of the Company or any of its subsidiaries under the WARN Act that remain unsatisfied as of the date of this Agreement. Except as set forth in Section 4.12(b) of the Company Disclosure Letter, as of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened and, since the Applicable Date, there have been no, material Proceedings relating to employees, independent contractors or applicants for employment or employment practices against the Company or any of its subsidiaries.

(c)     The Company and each of its subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor and employment, including fair employment practices (including equal employment opportunity Laws), wages and hours, hours of service, terms and conditions of employment, employee leasing, classification of employees as exempt or non-exempt from overtime pay requirements and the classification of individuals as non-employee contractors or consultants, workers’ compensation, non-harassment and non-retaliation in employment, disability rights, family and medical leave, occupational health and safety, worker’s compensation, plant closings and mass layoffs, and immigration, occupational safety and health and immigration.

(d)     To the knowledge of the Company, no current executive has given formal notice of termination of employment or otherwise disclosed plans in writing to terminate employment with the Company or any subsidiary within the twelve-month period following the date hereof. To the knowledge of the Company, since the Applicable Date, no director, officer, executive, manager, or supervisor of the Company or any of its subsidiaries has been the subject of any allegation of sex-based discrimination, sexual harassment or sexual misconduct.

(e)     The Company and each of its subsidiaries have complied in all material respects with all Laws, and have made commercially reasonable efforts to comply with all applicable guidance published by a Governmental Entity, concerning workplace and employee health and safety practices related to the COVID-19 pandemic. Since March 1, 2020, neither the Company nor any of its subsidiaries have instituted any reductions in force or layoffs affecting fifty (50) or more employees or put fifty (50) or more employees on unpaid leave or furlough, or materially reduced the hours or weekly pay of fifty (50) or more employees.

(f)     For purposes of this Agreement:

(i)     “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Law.

SECTION 4.13     Insurance. (a) All material insurance policies (including any self-insurance or “fronting” insurance programs maintained by the Company) of the Company and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in the industries in which the Company and its subsidiaries operate, (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof and (c) other than in connection with Ordinary Course renewals, the Company has not received any written notice of termination, cancellation or non-renewal with respect to any such policy, nor, to the knowledge of the Company, are any of the foregoing threatened.

SECTION 4.14     Properties.

(a)     The Company or a subsidiary of the Company owns and has good and valid title to, or has a good and valid leasehold, easement, right of way, trackage rights, license or other interest in, or otherwise has a valid right of possession, use or access to, all items of real and material personal property of the Company and its subsidiaries, in each case, free and clear of all liens, encumbrances, claims, mortgages, security interests, options, defects, imperfections of title and other similar restrictions and limitations (“Liens”) (except in all cases for (A) statutory liens securing payments not yet due, (B) such imperfections or irregularities of title, Liens, charges, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as currently conducted, (C) easements, rights of way or other similar matters or restrictions or exclusions which are matters of public record, (D) encumbrances for Taxes or other governmental charges not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (E) pledges or deposits made in the Ordinary Course to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (F) Liens to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the Ordinary Course of business, (G) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the Ordinary Course for amounts not yet past due or for such encumbrances that are being contested in good faith by appropriate proceeding and for which adequate reserves have been established in accordance with GAAP, (H) mortgages, or deeds of trust, security interests or other Liens or encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company, and (I) with respect to a Company Vessel: (i) Liens for crews’ wages (including the wages of the master) that are incurred and are outstanding in the Ordinary Course and (a) are not yet overdue; or (b) are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, and such Lien would not reasonably be expected to have a Material Adverse Effect; (ii) Liens for salvage (including contract salvage) or general average, and Liens for wages of stevedores employed by the owner of such Company Vessel, or the master of such Company Vessel, which, in each case, (a) has existed for not more than 60 days, or (b) is being contested in good faith by appropriate proceedings and proceedings and for which reserves have been established in accordance with GAAP, and such Lien would not reasonably be expected to have a Material Adverse Effect; (iii) shipyard Liens, Liens for necessaries and other Liens arising under applicable Law in the Ordinary Course in operating, maintaining and repairing such Company Vessel (other than those referred to in clause (i) or (ii) above), which, in each case, (a) has existed for not more than 60 days, or (b) are being contested in good faith by appropriate proceedings and proceedings and for which reserves have been established in accordance with GAAP, and such Lien would not reasonably be expected to have a Material Adverse Effect; (iv) Liens for damages arising from maritime torts (a) in respect of which a bond or other security has been posted on behalf of the Company or any of its subsidiaries with the appropriate court to prevent the arrest or secure the release of such Company Vessel from arrest within forty-five (45) days of seizure, or (b) which are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, and such proceedings would not reasonably be expected to have a Material Adverse Effect; and (v) Liens (other than Liens referred to in clause (ii)) that are covered by insurance (subject to reasonable deductibles), and (J) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the Ordinary Course, and that would not, individually or in the aggregate, have a material effect on the Company and its subsidiaries, taken as a whole (items in clauses (A) through (J) referred to herein as “Permitted Liens”);) provided that no representation is made under this Section 4.14 with respect to any Intellectual Property.

(b)     With respect to the real property leased by the Company or a subsidiary of the Company: (i) each lease with a term of twelve (12) months or greater in respect thereof is set forth in Section 4.14(b)(i) to the Company Disclosure Letter (each a “Real Property Lease” and together, the “Real Property Leases”) and the real property to which it relates (the “Leased Real Property”), and is in full force and effect and the Company or a subsidiary of the Company has good and valid leasehold title in the Leased Real Property pursuant to such Real Property Lease, free and clear of all Liens other than Permitted Liens; (ii) there are no material defaults by the Company or a subsidiary of the Company (or any conditions or events that, after notice or the lapse of time or both, would constitute a material default by the Company or a subsidiary of the Company) and to the knowledge of the Company, there are no material defaults by any other party to such Real Property Lease (or any conditions or events that, after notice or the lapse of time or both, would constitute a default by such other party) under such Real Property Lease; (iii) there are no material subleases, licenses or occupancy agreements pursuant to which any third party is granted the right to use the Leased Real Property other than as set forth in Section 4.14(b)(iii) of the Company Disclosure Letter; (iv) there is no Person (other than the Company or the applicable subsidiary of the Company) in possession of the Leased Real Property or any portion thereof; (v) neither the Company nor any subsidiary of the Company has received any written notice that any portion of the Leased Real Property will be condemned, requisitioned or otherwise taken by any public authority and (vi) with respect to the Leased Real Property, neither the Company nor any subsidiary has exercised or given any notice of exercise of any option or right of first offer or right of first refusal to purchase, expand, renew or terminate the Real Property Leases. The Company has made available to Parent copies of all of the Real Property Leases, in each case as amended or otherwise modified and in effect, that are accurate and complete in all material respects.

(c)     With respect to the real property owned by the Company or a subsidiary of the Company (as set forth in Section 4.14(c)(i) to the Company Disclosure Letter, the “Owned Real Property”): (i) the Company or an applicable subsidiary of the Company has good and marketable title to all of the Owned Real Property, free and clear of any Liens other than Permitted Liens; (ii) there are no material leases, licenses or occupancy agreements pursuant to which any third party is granted the right to use the Owned Real Property other than as set forth in Section 4.14(c)(ii) to the Company Disclosure Letter; (iii) there is no Person (other than the Company or an applicable subsidiary of the Company) in possession of the Owned Real Property or any portion thereof; (iv) neither the Company nor any subsidiary of the Company has received any written notice that any material portion of the Owned Real Property will be condemned, requisitioned or otherwise taken by any public authority; and (v) there are no outstanding options or rights of first refusal to purchase the Owned Real Property.

(d)     (i) None of Company’s nor any subsidiary’s current use of the Leased Real Property or Owned Real Property violates in any material respect any restrictive covenant of record that affects such property, (ii) the facilities at each of the Leased Real Properties and Owned Real Properties are in good operating condition in all material respects (except for reasonable and customary wear and tear) and are adequate and suitable for their current uses and purposes and (iii) there has been no material destruction, damage or casualty with respect to any Leased Real Property or Owned Real Property that has not been substantially repaired.

SECTION 4.15     Tax Matters.

(a)     The Company and each of its subsidiaries (A) have timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects, (B) have paid all material amounts of Taxes (as defined below) whether or not shown as due on such filed Tax Returns and (C) have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency (other than pursuant to an extension of time to file any Tax Return obtained in the Ordinary Course).

(b)     The Company and each of its subsidiaries have deducted, withheld and timely paid to the appropriate Governmental Entity all material amounts of Taxes required to be deducted, withheld or paid in connection with amounts paid, owing, distributed or lent to any employee, independent contractor, creditor, equityholder or other third party.

(c)     No material Tax audits, examinations, investigations or other proceedings with respect to the Company or any of its subsidiaries are currently ongoing, pending or otherwise threatened in writing.

(d)     Neither the Company nor any of its subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Laws of the United States with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group the common parent of which is the Company or any of its subsidiaries).

(e)     There are no material Liens for Taxes on any of the assets of the Company or any of its subsidiaries other than Liens described in clause (D) of the definition of “Permitted Liens”.

(f)     Neither the Company nor any of its subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4.

(g)     Neither the Company nor any of its subsidiaries (A) has any liability for the Taxes of any Person (other than the Company or any of its subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law as a transferee or successor, (B) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any commercial agreements or contracts not primarily related to Tax or any agreements among or between only the Company and/or any of its subsidiaries) or (C) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two-year period ending on the date of this Agreement.

(h)     During the past three years, no written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns such that it is or may be subject to material taxation by, or required to file any material Tax Return in, that jurisdiction.

(i)     Neither the Company nor any of its subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty or otherwise under applicable Law) or otherwise has an office or a fixed place of business in a country other than a country in which it is organized.

(j)     The unpaid Taxes of the Company and each of its subsidiaries did not, as of December 31, 2019, materially exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. Except as set forth on Section 4.15(j) on the Company Disclosure Letter, neither the Company nor any of its subsidiaries has since December 31, 2019 incurred any material liability for Taxes other than in the Ordinary Course (other than in connection with the redemption of the Company’s convertible debt).

(k)     Neither the Company nor any of its subsidiaries will be required to include any material items of income in, or exclude any material items of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Time as a result of (i) any “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) entered into before the Closing, (ii) any deferred intercompany gain or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision or administrative rule of federal, state, local or foreign Tax Law), (iii) any installment sale or open transaction disposition made prior to the Effective Time, or (iv) any prepaid amount received on or prior to the Effective Time other than in the Ordinary Course.

(l)     Neither the Company nor any of its subsidiaries is required to make any material adjustment pursuant to Code Section 481(a) or any similar provision of state, local or foreign Tax Law by reason of any change in any accounting methods, and will not be required to make such an adjustment as a result of the transactions contemplated by this Agreement, and there is no application pending with any Governmental Entity requesting permission for any material changes in any of accounting methods of the Company or any of its subsidiaries for Tax purposes. To the knowledge of the Company, no Governmental Entity has proposed any such material adjustment or change in accounting method.

(m)     Except as set forth on Section 4.15(m) of the Company Disclosure Letter, since December 31, 2019, neither the Company nor any of its subsidiaries has (i) made (other than in the Ordinary Course), changed, or revoked any material Tax election, (ii) made any change in its material Tax accounting methods, (iii) settled or compromised any audit, dispute, proceeding, or investigation in respect of any material Tax claim or assessment, (iv) consented to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than pursuant to an extension of time to file any Tax Return obtained in the Ordinary Course), (v) filed any amended Tax Return relating to material Taxes, or (vi) entered into any written contractual obligation in respect of material Taxes with any Governmental Entity.

(n)     Neither the Company nor any of its subsidiaries has taken out any loan, received any loan assistance or received any other financial assistance, or requested any of the foregoing, pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program.

(o)     The distribution by the Company of the equity securities of SEACOR Marine Holdings Inc. in 2017 qualified for nonrecognition treatment under Section 355 of the Code, and the consummation of the transactions contemplated hereby will not affect such treatment.

(p)     Except as set forth on Section 4.15(p) of the Company Disclosure Letter, each subsidiary of the Company that is organized outside of the United States is treated as a corporation for U.S. federal income tax purposes.

(q)     Neither the Company nor any of its subsidiaries has any material liability for escheat or unclaimed property obligations.

(r)     For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)     “Taxes” means (i) all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs, duties, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, social security (or similar, including FICA), alternative or add-on minimum, estimated, transfer, registration, ad valorem, real property, personal property, occupation or any other taxes, duties, levies or other like assessments of any nature whatsoever imposed by any Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions thereto.

(ii)     “Tax Return” means all returns, elections, declarations and reports (including any attached schedules) filed or required to be filed with a Tax authority, including any information return, claim for refund, amended return or declaration of estimated Tax.

SECTION 4.16     Disclosure. Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9, and any amendments or supplements thereto (the “Company Disclosure Documents”), when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents with the SEC and at the time such Company Disclosure Documents are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(a)     The information with respect to the Company and its subsidiaries that the Company furnishes to Parent or Merger Sub specifically for use in the Offer Documents, at the time of the filing of, at any time such document is amended or supplemented and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)     Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Company Disclosure Documents.

SECTION 4.17     Intellectual Property; Security. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)     the Company and its subsidiaries exclusively own all right, title, and interest in and all Owned Intellectual Property, free and clear of all Liens except Permitted Liens, and have the valid right to use all other Intellectual Property and Systems used in or necessary for the operation of their businesses, and none of the foregoing will be adversely impacted by (or will require the payment or grant of additional amounts or consideration as a direct result of) the execution, delivery or performance of any of this Agreement or any of the Transaction Documents or the consummation of the Offer, the Merger and the other transactions contemplated hereby or thereby;

(b)     (i) the Company and its subsidiaries and the current conduct of their businesses by the Company and its subsidiaries do not infringe, misappropriate, dilute or otherwise violate (“Infringe”, and “Infringement” shall have a correlative meaning) the Intellectual Property rights of any third party (and have not in the past six years); (ii) to the knowledge of the Company, the material Intellectual Property of the Company and its subsidiaries is not being Infringed by any third party; and (iii) there are no Actions pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, alleging any Infringement described in clause (i); and

(c)     the Company and its subsidiaries take reasonable efforts to protect and maintain (i) the secrecy of all of their material trade secrets (including source code for any proprietary software), personal data and sensitive and proprietary business information; (ii) the integrity, continuous operation and security of their material software, networks and other Company Systems and there have been no breaches, outages or violations of same (except for those that were reasonably resolved without material cost, liability or the duty to notify any Person); (iii) and the Company Systems are sufficient for the operation of the Company’s and its subsidiaries’ businesses as currently conducted; and (iv) the Company and its subsidiaries have implemented commercially reasonable backup, anti-virus, malware protection, sever patch, intrusion detection, disaster recovery technology, policies and procedures and other security and incident detection and response measures, in each case, consistent with and to the extent customary in the industries in which the Company and its subsidiaries operate.

(d)     For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)     “Company Systems” means all material software, networks, and Systems of or owned, leased, licensed, used or held for use by the Company or any of its subsidiaries.

(ii)     “Intellectual Property” means any or all rights, title and interest in and to intellectual property throughout the world, including: (A) (1) patents, inventions, processes and methods; (2) copyrights, works of authorship, designs, software, data, databases, data collections and compilations, and moral, economic, or similar rights of authors; (3) trademarks, service marks, domain names, trade names, corporate names, logos, social media identifiers, trade dress, and other source identifiers, and all goodwill of the business symbolized thereby; (4) know-how, technology, and trade secrets; (5) all other similar intellectual or proprietary rights, and (B) any and all registrations, applications, divisions, continuations, continuations-in-part, re-examinations, re-issues, divisions, renewals, extensions, recordations, and foreign counterparts of or related to any of the foregoing in clause (A).

(iii)     “Owned Intellectual Property” means any or all Intellectual Property (including proprietary software) owned (or purported to be owned), in whole or in part, by the Company or any of its subsidiaries.

(iv)     “Systems” means any and all software, firmware, hardware, servers, systems, sites, circuits, networks, data communications lines, routers, hubs, switches, interfaces, networks, peripherals, websites, platforms, and other computer, information technology, data processing, information, record keeping, communications, or telecommunications assets, systems or equipment, including any outsourced systems and processes, and other similar or related items of automated, computerized, or software systems.

SECTION 4.18     Environmental Matters.

(a)     Except as set forth in Section 4.18 of the Company Disclosure Letter: (i) neither the Company nor any of its subsidiaries is or, since January 1, 2019, has been in material violation of any applicable Environmental Law; (ii) each of the Company and its subsidiaries has obtained all material Licenses currently required under any applicable Environmental Laws for the operation of its respective businesses as currently conducted, and is in material compliance with the requirements of such Licenses, and there are no material actions pending or, to the knowledge of the Company, threatened to revoke, or rescind any such Licenses; (iii) neither the Company nor any of its subsidiaries has received written notice of any material pending or threatened administrative, regulatory or judicial actions, or of any material suits, demands, demand letters, claims, notices of noncompliance or violation, investigations or proceedings regarding any Environmental Law against the Company or any of its subsidiaries; (iv) neither the Company nor any of its subsidiaries has any material ongoing obligations pursuant to any governmental order or any other written agreement resolving or settling any alleged violation of or liability under Environmental Laws; (v) neither the Company nor any of its subsidiaries is a party to any written agreement obligating it to indemnify a third party against any material known liability arising under Environmental Laws, which such liability would not otherwise reasonably be expected to be a liability of the Company or its subsidiaries, as applicable; and (vi) to the knowledge of the Company, no events have occurred and no circumstances exist at any real property currently or formerly owned or leased by the Company that are directly attributable to any act or omission of the Company or any of its subsidiaries that have resulted, or would reasonably be expected to result, in (A) a material order from any Governmental Entity for, or material liability with respect to, the investigation or remediation of Hazardous Materials, or (B) a material action, suit or proceeding by any private party or Governmental Entity under any applicable Environmental Laws, in either case (A) or (B) against the Company or any of its subsidiaries.

(b)      The Company has provided to Parent copies of all material assessments, reports, studies, surveys and other similar documents relating to (x) the environmental condition of any property currently or formerly owned, leased or operated by the Company or any of its subsidiaries, or (y) any failure to comply with applicable Environmental Laws by the Company and its subsidiaries, in each case that are in the Company’s possession or reasonable control.

(c)     For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)     “Environmental Laws” shall mean Laws regarding pollution or protection of human health (with respect to exposure to Hazardous Materials) or the environment, including those relating to the release or threatened release of Hazardous Materials or to the distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Materials.

(ii)     “Hazardous Materials” shall mean any substance defined or regulated as a hazardous or toxic substance, material or waste or as a pollutant or contaminant, or words of similar meaning, by any applicable Environmental Law.

SECTION 4.19     Material Customers and Suppliers.

(a)     Section 4.19(a) of the Company Disclosure Letter lists the top ten customers (by revenue) of the Company and its subsidiaries for the year ended December 31, 2019 and for the nine-month period ended September 30, 2020 (each such customer, a “Significant Customer”). Except as set forth on Section 4.19(a) of the Company Disclosure Letter, since the Applicable Date, no Significant Customer has (i) ceased, or, to the knowledge of the Company, intends to cease, to use, or change in any material respect the terms or conditions under which it uses the services of the Company, or, (ii) substantially reduced, or, to the Company’s knowledge, intends to substantially reduce, the use or purchase of such services at any time.

(b)     Section 4.19(b) of the Company Disclosure Letter lists the top ten suppliers (by fees paid or payable) of the Company and its subsidiaries for the year ended December 31, 2019 and for the nine-month period ended September 30, 2020 (each such supplier, a “Significant Supplier”). Since the Applicable Date, to the Company’s knowledge, no Significant Supplier has (i) ceased, or intends to cease, to provide services or products to the Company or its subsidiaries, or, (ii) substantially reduced, or intends to substantially reduce, the provision of such services or products at any time.

SECTION 4.20     No Related Party Transactions. There are no transactions or Contracts between the Company and any Affiliates of the Company or other Persons, including any stockholder, officer or director of the Company or immediate family member thereof, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC and that have not been so reported.

SECTION 4.21     Opinion of Financial Advisor. Foros Securities LLC (the “Financial Advisor”) has delivered to the Board of Directors of the Company its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, that, as of such date, and based upon and subject to the assumptions and limitations set forth therein, the Offer Price to be paid to the holders of Common Stock (other than the Cancelled Shares and the Dissenting Shares) pursuant to this Agreement is fair from a financial point of view to such holders. The Company shall forward to Parent, on a non-reliance basis solely for informational purposes, a written copy of such opinion promptly following receipt thereof by the Board of Directors of the Company.

SECTION 4.22     Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries.

SECTION 4.23     Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Section 5.10, no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to the Company, or any anti-takeover provision in the Certificate of Incorporation or Bylaws, is applicable to this Agreement or the transactions contemplated hereby, including the Offer and the Merger.

SECTION 4.24     No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV and in the other Transaction Documents, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent such information is expressly included in a representation or warranty contained in this ARTICLE IV or another Transaction Document.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub each hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, that, except as set forth on the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger Sub concurrently with entering into this Agreement (the “Parent Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to the extent which the relevance of such item is reasonably apparent on its face:

SECTION 5.1     Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing, as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, to the extent such concept is applicable, in such good standing, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent has made available to the Company prior to the date of this Agreement a complete and correct copy of the organizational documents of Parent and Merger Sub, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.

SECTION 5.2     Authority. Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate the Offer, the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action by the Boards of Directors of Parent and Merger Sub and, immediately following the execution of this Agreement, Parent will approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, in its capacity as sole stockholder of Merger Sub, and no other corporate proceedings or stockholder or similar action on the part of Parent or Merger Sub or any of their Affiliates are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 5.3     No Conflict; Required Filings and Consents.

(a)     The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby will not (i) breach, violate or conflict with the certificate of incorporation, bylaws or other governing documents of Parent, the certificate of incorporation or bylaws of Merger Sub or the comparable governing instruments of any of their respective subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with, breach or violate any Law applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with or without notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to, any Contracts to which Parent or Merger Sub, or any subsidiary thereof, is a party or by which Parent or Merger Sub or any of their subsidiaries or its or their respective assets or properties are bound (including any Contract to which a subsidiary of Parent or Merger Sub is a party), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)     The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Offer, the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities, takeover and “blue sky” laws, (ii) the applicable filings under the HSR Act, (iii) compliance with the applicable requirements of the New York Stock Exchange, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) compliance with the applicable requirements of the Jones Act, (vi) any consent, approval, authorization, permit, action, filing or notification described on Section 4.5(b) of the Company Disclosure Letter and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)     Each of Parent and Merger Sub is a “citizen of the United States” within the meaning of 46 U.S.C. § 50501, and is fully qualified to own and operate vessels in the coastwise trade of the United States of America.

SECTION 5.4     Absence of Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their respective subsidiaries, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries nor any of their respective material properties or assets is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 5.5     Operations and Ownership of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent free and clear of all Liens. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other Transaction Document and (ii) liabilities and obligations incidental to its formation and the maintenance of its existence.

SECTION 5.6     Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Merger Sub supplied or to be supplied by or on behalf of Parent or Merger Sub or any of their subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 5.6 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

SECTION 5.7     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company will be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.

SECTION 5.8     Financing. Parent has delivered to the Company true, complete and correct copies of (a) the executed commitment letter, dated as of the date hereof, between Parent and the financial institutions party thereto (including all exhibits, schedules, and annexes thereto, and the executed fee letter associated therewith and referenced therein (except that the fee letter is subject to redactions further described below), as may be amended or modified in accordance with the terms hereof, collectively, the “Debt Financing Commitments”), pursuant to which the lenders thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of funding the transactions contemplated by this Agreement, and related fees and expenses and the refinancing of certain outstanding indebtedness of the Company and (b) the executed commitment letter, dated as of the date hereof, from the Guarantor (including all exhibits, schedules and annexes thereto, the “Equity Financing Commitment”, and, together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which the Guarantor has committed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein (the “Equity Financing”, and, together with the Debt Financing, the “Financing”). The Equity Financing Commitment provides that the Company is a third-party beneficiary thereof, subject to the terms and conditions set forth therein and herein. None of the Financing Commitments has been amended or modified prior to the date of this Agreement, as of the date of this Agreement no such amendment or modification is contemplated by Parent or, to the knowledge of Parent, any other party thereto (other than, for the avoidance of doubt, amendments to the Debt Financing Commitments solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto), and as of the date of this Agreement the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect by Parent, or, with respect to the Debt Financing Commitment, to the knowledge of Parent, any other party thereto. Except for fee letters (complete copies of which have been provided to the Company, with only fee amounts, “market flex” and other economic terms or commercially sensitive information redacted), as of the date hereof there are no side letters or Contracts to which Parent or Merger Sub is a party related to the funding or investing, as applicable, of the Financing or the transactions contemplated hereby other than as expressly set forth in the Financing Commitments delivered to the Company on or prior to the date hereof and except for any agreements among the Guarantor and Parent which do not affect the availability of the Equity Financing. Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof. As of the date hereof, the Financing Commitments are in full force and effect with respect to, and are the legal, valid, binding and enforceable obligations of, Parent and Merger Sub, as the case may be, and, to the knowledge of Parent and Merger Sub, each of the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments delivered to the Company on or prior to the date hereof. As of the date hereof, assuming the accuracy of the representations and warranties in ARTICLE IV, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any other party thereto under any of the Financing Commitments, (ii) constitute a failure to satisfy a condition precedent on the part of Parent or Merger Sub or any other party thereto under the Financing Commitments or (iii) result in any portion of the Financing Commitments being unavailable on the Closing Date. As of the date hereof, assuming the accuracy of the representations and warranties in ARTICLE IV, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments applicable to it will not be satisfied or that the Financing will not be made available to Parent on the Closing Date. Assuming the Financing is funded in accordance with the Financing Commitments and the accuracy of the representations and warranties set forth in Section 4.3, Parent and Merger Sub will have on the Closing Date funds sufficient to (A) pay the aggregate Offer Price and the other payments under ARTICLE II and ARTICLE III, (B) pay any and all fees and expenses required to be paid under this Agreement by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Financing, (C) pay for any refinancing of any outstanding indebtedness of the Company or its subsidiaries contemplated by this Agreement and (D) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder to be satisfied at or prior to the Closing. Each of Parent and Merger Sub affirms that it is not a condition to the Offer or the Closing or any of its other obligations under this Agreement that Parent or Merger Sub obtain the Financing or any other financing for or related to any of the transactions contemplated hereby.

SECTION 5.9     Limited Guarantee. Parent has furnished the Company with a true, complete and correct copy of the duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and has not been amended or modified. The Limited Guarantee is a (i) legal, valid and binding obligation of the Guarantor and of each of the other parties thereto and (ii) enforceable in accordance with its respective terms against the Guarantor and each of the other parties subject to the Bankruptcy and Equity Exception. There is no default under the Limited Guarantee by the Guarantor, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by the Guarantor.

SECTION 5.10     Ownership of Shares. Except for any Shares acquired in the Offer, none of Parent, Merger Sub or any of their respective subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares (other than pursuant to this Agreement).

SECTION 5.11     Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent or any of its subsidiaries (other than Merger Sub) is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger. The adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 5.12     Solvency. Assuming that (a) the Offer Conditions and the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Section 8.1 have been satisfied or waived, (b) the compliance by the Company with its obligations hereunder and (c) the representations and warranties of the Company in ARTICLE IV are accurate, then immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the Financing, the payment of all amounts payable under ARTICLE III, funding of any obligations of the Surviving Corporation or its subsidiaries which become due or payable by the Surviving Corporation and its subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, the Surviving Corporation and each of its subsidiaries, on a consolidated basis, will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets on a going concern basis or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

SECTION 5.13     Certain Arrangements. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective subsidiaries or any other Person on behalf of Parent or Merger Sub or their respective subsidiaries has entered into any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any stockholder of the Company or any member of the Company’s management or directors that is related to the transactions contemplated by this Agreement or to the management of the Surviving Corporation or its subsidiaries following the Effective Time.

SECTION 5.14     No Other Information. Except for the representations and warranties contained in this ARTICLE V, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

SECTION 5.15     Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its subsidiaries, other than the representations and warranties of the Company expressly contained in ARTICLE IV of this Agreement or contained in any other Transaction Document and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

SECTION 5.16     Sanctions; Anti-Corruption. None of Parent or Merger Sub or any of their respective subsidiaries or, to the knowledge of Parent or Merger Sub, any of the directors, officers, agents or employees of Parent, Merger Sub or their respective subsidiaries is a Sanctioned Person. Neither Parent nor Merger Sub nor any of their respective subsidiaries has, in the past five years, engaged in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country, in each case in violation of applicable Sanctions.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.1     Conduct of Business of the Company Pending the Merger. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with ARTICLE IX, except as otherwise expressly required or permitted by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, as required by applicable Laws or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) the Company shall use its commercially reasonable efforts to conduct the business of the Company and its subsidiaries in the Ordinary Course and to preserve substantially intact its business organization and material business relationships with employees, customers, suppliers, creditors, lessors and other Persons with whom the Company or any of its subsidiaries has material business relations and to maintain its insurance coverage with respect to any material assets and (b) without limiting the foregoing, the Company shall not and shall cause each of its subsidiaries not to and, with respect to subclauses (xi)(A) and (xix) below, shall not cause or authorize any Company Joint Venture to:

(i)     amend or otherwise change its Certificate of Incorporation or Bylaws or its material subsidiaries’ other applicable governing instruments;

(ii)     make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any corporation, partnership or other business organization or material assets or division thereof, in each case, except for (A) purchases of inventory and supplies in the Ordinary Course consistent with past practice or pursuant to existing Contracts in effect as of the date hereof; (B) acquisitions or investments pursuant to existing Contracts in effect as of the date hereof, and (C) any merger or consolidation of a wholly owned subsidiary of the Company with another wholly owned subsidiary of the Company;

(iii)     issue, sell, grant, pledge, encumber or dispose of (or authorize the issuance, sale, grant, pledge, encumbrance or disposition of), any shares of capital stock, voting securities or other ownership interest, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any voting securities or other ownership interest (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except (A) for the issuance of Shares upon the exercise, vesting or settlement of Company Options and Company Restricted Shares that are outstanding as of the date of this Agreement in accordance with their terms as in effect on the date of this Agreement (including any Company Options that have been awarded but not yet priced as of the date of this Agreement, if any, as set forth on Section 6.1(b)(iii) of the Company Disclosure Schedule), or (B) for any issuance, sale or disposition to the Company or a wholly-owned subsidiary of the Company by any subsidiary of the Company);

(iv)     reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (except for the acquisition of Shares tendered by directors or employees in connection with a cashless exercise of Company Options or in order to pay Taxes in connection with the exercise of Company Options or vesting of Company Restricted Shares, in any case, that are outstanding as of the date of this Agreement in accordance with their terms as in effect on the date of this Agreement (including any Company Options have been awarded but not yet priced as of the date of this Agreement, if any, as set forth on Section 6.1(b)(iii) of the Company Disclosure Schedule)), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s subsidiaries;

(v)     except to secure indebtedness and other obligations under the Credit Facilities, create or incur any Lien on any material assets of the Company or its subsidiaries other than (A) Permitted Liens or (B) Liens granted in connection with leases and other financing arrangements entered in the Ordinary Course;

(vi)     sell, transfer or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, transfer, assign, license, covenant not to assert, abandon, allow to lapse, allow to expire, or dispose of any assets, rights or properties (including Intellectual Property) other than (A) sales, transfers, dispositions or licensing of equipment and/or inventory, in the Ordinary Course or pursuant to existing Contracts, (B) assignments of leases or sub-leases, in each case, in the Ordinary Course, (C) other sales, transfers, assignments, exclusive licenses, expirations or dispositions of assets, rights or properties to the Company or any wholly-owned subsidiary of the Company or of assets, rights or properties with a value of less than $10,000,000 in the aggregate or (D) non-exclusive licenses of Owned Intellectual Property granted by the Company or any subsidiary to customers in the Ordinary Course;

(vii)     declare, set aside, establish a record date for, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its or its subsidiaries’ capital stock (except for any dividend or distribution by a subsidiary of the Company to the Company or any wholly-owned subsidiary of the Company);

(viii)     except for borrowings under the Credit Facilities incurred in the Ordinary Course for working capital purposes consistent with past practices and except for intercompany loans between the Company and any of its wholly-owned subsidiaries or between any wholly-owned subsidiaries of the Company, (A) incur any Indebtedness, other than (1) financing lease obligations that are required to be capitalized in accordance with GAAP which, for the sake of clarity, shall not include operating lease obligations in an aggregate amount not to exceed $5,000,000 and (2) obligations relating to interest rate protection, swap agreements and collar agreements, (B) pre-pay any Indebtedness if such prepayment would give rise to a “make whole” or breakage cost or modify in any material respect or change the material terms or extend the maturity of, any Indebtedness, or (C) make loans, advances, or capital contributions to any Person (other than a wholly owned subsidiary of the Company), other than (1) trade letters of credit issued in the Ordinary Course, (2) guarantees by the company of indebtedness of wholly owned subsidiaries of the Company and (3) performance bonds not to exceed $10,000,000 in the aggregate;

(ix)     make any material change in any accounting principles, methods or practices, except as may be required to conform to changes in statutory or regulatory accounting rules, applicable Law or GAAP or regulatory requirements with respect thereto;

(x)     other than as required by GAAP, (A) make any material change to any method of Tax accounting, (B) make (other than in the Ordinary Course), revoke or change any material Tax election, (C) surrender any claim for a refund of material Taxes, (D) enter into any closing agreement with respect to any material Taxes, (E) amend any material Tax Return, (F) settle or compromise any audit, assessment or other proceeding relating to a material amount of Taxes, or (G) consent to any extension or waiver of the limitation period applicable to any material Taxes (other than pursuant to an extension of time to file any Tax Return obtained in the Ordinary Course);

(xi)      (A) modify, amend, renew, extend or waive or grant any release of any rights under any Material Contract, other than in the Ordinary Course on terms that are not adverse in any material respect to the Company, its subsidiaries and the Company Joint Ventures, taken as a whole, or cancel or terminate, in whole or in part, any Material Contract or (B) other than in the Ordinary Course and after reasonable advance written notice to Parent (e-mail to the individuals set forth on Section 10.5(p) of the Parent Disclosure Letter to be sufficient), enter into any Contract that would have been a Material Contract if it had existed on the date hereof other than any Contract to entered into for the primary purpose of taking of any action permitted by the other clauses of this Section 6.1(b);

(xii)     other than as required pursuant to the terms of any Company Plan, or Contract in effect on the date of this Agreement, in either case, that has been disclosed on a Schedule hereto, (A) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any Company Plan; (B) grant to any director, employee or independent contractor any increase in compensation or benefits, except in the Ordinary Course with respect to any non-officer employee; provided, that such increases do not exceed three percent (3%) of the annual compensation and benefits payable in the aggregate to any such non-officer employee as of the date hereof; (C) grant to any officer, director, employee or independent contractor any bonus, incentive, change in control, retention, severance, termination pay or similar payments; (D) hire, engage or terminate (other than a termination for cause) the employment or engagement of any director, employee or independent contractor, other than any non-officer employee of the Company or any of its subsidiaries who earns or will earn annual base compensation not in excess of $150,000, or (E) issue broad-based communications to employees or independent contractors of the Company or any of its subsidiaries with respect to the compensation or benefits such individuals will receive following the Effective Time without first providing Parent with notice of such communication(s) and a reasonable opportunity to comment;

(xiii)     other than in the Ordinary Course, institute any reductions in force or layoffs affecting fifty (50) or more employees, put fifty (50) or more employees on unpaid leave or furlough, or materially reduce the hours or weekly pay of fifty (50) or more employees;

(xiv)     enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries or enter into a new line of business;

(xv)     adopt a rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement or the Merger;

(xvi)     other than (A) capital expenditures made for the purpose of maintaining the Company’s or any of its subsidiaries’ compliance with applicable regulatory requirements, including drydocking requirements, consistent with and accounted for in the Company’s budget, a copy of which has been provided to Parent prior to the date hereof, (B) capital expenditures consistent with and accounted for in such budget or (C) capital expenditures required for any joint venture of the Company in the Ordinary Course, consistent with and accounted for in such budget, make capital expenditures except in an aggregate amount not to exceed $5,000,000;

(xvii)      amend in any material respect, cancel or terminate any material insurance policy naming the Company or any of its subsidiaries as an insured, a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

(xviii)     settle any Action, in each case involving or against the Company, any subsidiary or any Company Joint Venture, other than the settlement of Actions that (i) require payments by the Company or any subsidiary of the Company (net of insurance proceeds actually received) in an amount not to exceed, in the aggregate, $3,000,000, (ii) do not involve any admission of wrongdoing or violation of Law by the Company or any subsidiary of the Company and (iii) do not involve the imposition of restrictions on the business or operations of the Company or any of its subsidiaries that, in each case, materially interfere with the operations of the Company and its subsidiaries, taken as a whole;

(xix)     other than negotiations, extensions or amendments of any existing Contract with any Union in the Ordinary Course, negotiate, enter into, amend or extend any collective bargaining agreement or other Contract with any Union; or

(xx)     agree, authorize or commit to do any of the foregoing actions described in Section 6.1(b)(i) through Section 6.1(b)(xix).

SECTION 6.2     COVID-19 Exception. Notwithstanding anything to the contrary contained herein (including in Section 6.1), nothing herein shall prevent the Company or any of its subsidiaries from taking or failing to take any COVID-19 Measures, and no such actions or failure to take such actions after the date hereof shall be deemed to violate or breach this Agreement in any way or serve as a basis for Parent to terminate this Agreement or assert that any of the Offer Conditions or the conditions to the Closing contained herein have not been satisfied. Except for COVID-19 Measures that in the Company’s good faith judgment are reasonably necessary in order to respond to an imminent threat to human health or safety, the Company shall provide Parent with written notice (e-mail to the individuals set forth on Section 10.5(p) of the Parent Disclosure Letter to be sufficient) and a reasonable opportunity to consult with the Company’s executive management team prior to the Company or any of its subsidiaries taking any action or failing to take any action that would require the consent of Parent pursuant to Section 6.1(b) if this Section 6.2 were not given effect.

SECTION 6.3     No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement (including Section 6.1), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.1     Non-Solicitation; Acquisition Proposals.

(a)     Except as expressly permitted by this Section 7.1, from date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 9.1, the Company shall not, shall cause its subsidiaries not to and shall use its reasonable best efforts to cause its and their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer or inquiry that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; provided that it is understood and agreed that any determination or action by the Board of Directors of the Company made in accordance with Section 7.1(b) or Section 7.1(c) shall not be deemed to be a breach or violation of this Section 7.1(a). The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal, in each case that exist as of the date hereof. The Company also agrees that following the execution of this Agreement it will promptly request each Person (other than the Parties and their respective Representatives) that has in the past six (6) months prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its subsidiaries. The Company shall promptly (and in any event within one Business Day) notify, in writing, Parent of the receipt of any inquiry, proposal or offer received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal or offer and an unredacted copy of any Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). The Company shall promptly (and in any event within one Business Day) keep Parent reasonably informed of any material developments with respect to any such inquiry, proposal, offer or Acquisition Proposal (including any material changes thereto and copies of any additional written materials received by the Company, its subsidiaries or their respective Representatives). The Company and the Company’s subsidiaries shall not modify, amend, terminate, waive or release any provisions of any standstill provisions (including provisions that restrict or prohibit the purchase of Shares) of any confidentiality agreement (or any similar agreement) to which the Company or any of its subsidiaries is a party relating to an Acquisition Proposal; provided, that the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential Acquisition Proposal to be made to the Company or the Board of Directors so long as the Board of Directors of the Company determines prior to the grant of such waiver, amendment or release in good faith, after consultation with outside legal counsel to the Company, that the failure of the Board of Directors of the Company to take such action would be reasonably likely to be inconsistent with its duties under applicable Law.

(b)     Notwithstanding anything to the contrary in Section 7.1(a) or Section 7.3, this Agreement shall not prevent the Company or its Board of Directors from:

(i)     taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company) or from making any legally required disclosure to the Company’s stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal; provided, that, any communication to stockholders made pursuant to this Section 7.1(b)(ii) regarding an Acquisition Proposal that would constitute a Change of Recommendation may only be made if the Board of Directors of the Company has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, that failure to make such a disclosure to the stockholders with regard to such Acquisition Proposal would be inconsistent with its obligations under applicable Law or under the Exchange Act;

(ii)     prior to the Offer Acceptance Time, engaging in discussions with any Person or group and their respective Representatives who has made an Acquisition Proposal after the date hereof that did not result from a breach of Section 7.1(a), solely for the purpose of clarifying such Acquisition Proposal and the terms thereof;

(iii)     prior to the Offer Acceptance Time, (A) contacting and engaging in any negotiations or discussions with any Person and its Representatives who has made an Acquisition Proposal after the date hereof that did not result from a breach of Section 7.1(a) (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to the Company’s or any of its subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a Person who has made a bona fide Acquisition Proposal that did not result from a breach of Section 7.1(a), in each case, if the Board of Directors shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal constitutes or could reasonably be expected to constitute, result in or lead to a Superior Proposal; provided that the Company shall provide to Parent and Merger Sub any material non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or substantially concurrently with the time it is provided to such Person; provided, further, that the Company shall promptly notify Parent after the taking any action described in this Section 7.1(b)(iii);

(iv)     prior to the Offer Acceptance Time, making a Change of Recommendation (only to the extent permitted by Section 7.1(c) or (d)); or

(v)     resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses (i) through (iv).

(c)     Notwithstanding anything in this Section 7.1 to the contrary, if, at any time prior to the Offer Acceptance Time, the Company’s Board of Directors determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to an Acquisition Proposal that did not result from a breach of this Section 7.1, that such proposal constitutes a Superior Proposal, the Company or its Board of Directors may, prior to the Offer Acceptance Time, (A) (1) withdraw (or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation, (2) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, such Superior Proposal, (3) following the commencement of a tender offer or exchange offer relating to the Shares by a Person unaffiliated with Parent, fail to publicly affirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender offer or exchange offer within ten (10) Business Days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or, if earlier, by the close of business on the End Date) or (4) fail to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the Company’s stockholders (any action described in this clause (A) being referred to as a “Change of Recommendation”) or (B) terminate this Agreement pursuant to Section 9.1(d)(iv) to enter into a definitive agreement with respect to such Superior Proposal; provided that the Company pays to Parent the Company Termination Payment required to be paid pursuant to Section 9.2(b)(i) at or prior to the time of such termination (it being agreed that such termination shall not be effective unless such fee is so paid); provided, further, that the Company will not be entitled to make a Change of Recommendation or terminate this Agreement in accordance with Section 9.1(d)(iv) unless (x) the Company delivers to Parent a written notice (a “Company Notice”) advising Parent that the Company’s Board of Directors proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Board of Directors of the Company (including the identity of the party making such Superior Proposal and a written summary of any material terms and conditions communicated orally), and shall include with such notice unredacted copies of the proposed transaction agreement (if any) and copies of any other documents evidencing or specifying the terms and conditions of such Acquisition Proposal, and (y) at or after 5:00 p.m., New York City time, on the third Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the third Business Day immediately following the day on which the Company delivered the Company Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional two Business Days (instead of three Business Days) period from the date of such notice), the “Notice Period”), the Board of Directors of the Company reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal if the adjustments to the terms and conditions of this Agreement proposed by Parent (if any) were to be given effect and (2) after consultation with its outside legal counsel, that the failure to make a Change of Recommendation or so terminate would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. If requested by Parent, the Company will, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Notice Period, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

(d)     Notwithstanding anything in this Section 7.1 or Section 7.3 to the contrary, if, at any time prior to the Offer Acceptance Time, the Company’s Board of Directors determines in good faith, in response to an Intervening Event, after consultation with its outside legal counsel, that the failure to make a Change of Recommendation would be reasonably likely to be inconsistent with its duties under applicable Law, the Company or its Board of Directors may, prior to the Offer Acceptance Time, make a Change of Recommendation.

(e)     For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)     “Acquisition Proposal” means any proposal or offer from any Person (other than Parent, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company), including through the acquisition of one or more subsidiaries of the Company owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company or any surviving entity (or any direct or indirect parent company thereof), any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, dual listed structure, joint venture, strategic alliance, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary or subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole), (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, dual listed structure, joint venture, strategic alliance, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company or any surviving entity (or any direct or indirect parent company thereof), or (E) any other transaction having a similar effect to those described in the foregoing clauses (A) through (D).

(ii)     “Superior Proposal” means any bona fide and written Acquisition Proposal made by a third party (who is not an Affiliate of the Company) that is on terms that the Board of Directors of the Company in good faith determines to be more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated hereby after taking into account all factors and matters deemed relevant in good faith by the Board of Directors of the Company, including legal, financial (including the financing terms of any such proposal), regulatory, timing, likelihood of consummation or other aspects of such proposal and the transactions contemplated hereby (taking into account any proposed amendment or modification proposed by Parent pursuant to Section 7.1(c)); provided that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the references to “20% or more” in such definition shall be deemed to be references to “more than 50%”.

(iii)     “Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any Acquisition Proposal or Superior Proposal) that materially affects the business, assets, operations or prospects of the Company and its subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable to the Company or the Board of Directors of the Company as of the date hereof (or the consequences of which were not reasonably foreseeable to the Board of Directors of the Company as of the date hereof), becomes known to the Company or the Board of Directors of the Company after the date of this Agreement.

SECTION 7.2     Further Action; Efforts.

(a)     Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to (and, in the case of Parent, cause each of its Affiliates and subsidiaries (collectively, the “Parent Group”) to) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Offer and the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each Party hereto agrees to promptly, but in no event later than ten (10) Business Days after the date hereof, file any and all required notification and report forms under the HSR Act, with respect to the Offer and the Merger and the other transactions contemplated by this Agreement, and use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act as soon as reasonably possible. In addition, each Party hereto agrees to prepare and file with the U.S. Coast Guard and the U.S. Maritime Administration, documentation required to obtain confirmation, as applicable, that the Merger and the other transactions contemplated thereby comply with the Jones Act or any other regulations overseen by the U.S. Coast Guard or the U.S. Maritime Administration, as applicable.

(b)     In connection with the efforts referenced in Section 7.2(a) to obtain all requisite or advisable approvals and authorizations or expiration of waiting periods for the transactions contemplated by this Agreement under any applicable Law and to obtain any Other Regulatory Approvals, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iii) promptly notify the other Party of any substantive communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), or any other U.S. or foreign Governmental Entity and of any substantive communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other Party promptly with copies of all correspondence, filings and communications between them and the FTC, the DOJ or any other Governmental Entity with respect to the transactions contemplated by this Agreement; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by the FTC, the DOJ or by any other Governmental Entity in respect of such registrations, declarations and filings or such transactions; (v) permit the other Party to review any substantive communication given by it to, and consult with each other in advance, and consider in good faith the other Party’s reasonable comments in connection with, any filing, notice, application, submission, communication, meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person; and (vi) take any action in order to, as soon as reasonably possible (A) obtain all requisite or advisable approvals and authorizations, or permit the expiration of waiting periods, for the transactions contemplated by this Agreement under any applicable Law or (B) obtain the approval, authorization or exemption of any Governmental Entity for the transactions contemplated by this Agreement; provided, that Parent shall, subject to the foregoing provisions of this Section 7.2(b), on behalf of the Parties, control and make the final determination as to the appropriate strategy relating to any filing or submission which is necessary under the HSR Act or such other applicable Law, including with respect to any filings, notifications, submissions, and communications with or to any Governmental Entities, and shall keep the Company reasonably updated of any such determinations made pursuant to this Section 7.2(b). For purposes of this Agreement, “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), the Federal Trade Commission Act of 1914 and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c)     No Party shall independently participate in any substantive meeting or communication with any Governmental Entity in respect of any such filings, investigation or other inquiry relating to Section 7.2(a) or Section 7.2(b) without giving the other Parties sufficient prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate in such substantive meeting or communication. In furtherance and not in limitation of the foregoing, Parent shall, and shall cause its Affiliates and subsidiaries to, take any and all steps necessary to (x) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under the HSR Act or other applicable Laws requiring receipt of the Other Regulatory Approvals or (y) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or impede the consummation of the contemplated transactions, so as to enable the Parties to close the contemplated transactions expeditiously (but in no event later than the End Date), including, but without limiting the foregoing, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of the Company or its subsidiaries or any interest therein and (ii) otherwise taking or committing to take actions that would limit the Company’s or its subsidiaries’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of the Company or its subsidiaries or any interest or interests therein (the actions contemplated by clauses (i) and (ii), a “Company Remedial Measure”).

(d)     Subject to the obligations under Section 7.2(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of Parent, Merger Sub and the Company shall, and Parent shall use reasonable best efforts to cause each member of the Parent Group to, cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, and (ii) Parent and Merger Sub must defend, at their cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, the Company shall not be required to agree to any term or take any action with respect to any term in connection with its obligations under this Section 7.2(d) that is not conditioned upon consummation of the Merger.

(e)     Neither Parent nor Merger Sub nor any of their Affiliates shall willfully take any action, including acquiring or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any entity or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if such action would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; or (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise.

(f)     Notwithstanding anything to the contrary in this Section 7.2, the Parties may, as they deem advisable and necessary, provide sensitive information and materials of a Party to the other Party on an outside counsel-only basis or directly to the applicable Governmental Entity while, to the extent feasible, making a version in which the sensitive information has been redacted available to the other Party. Materials provided to the other Party or its counsel may be redacted to remove references concerning the valuation of the Company, privileged communications, or other sensitive material.

(g)     Subject to the terms and conditions of this Agreement, the Company and Parent shall cooperate with one another (i) in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts in connection with the consummation of the transactions contemplated hereby and (ii) in seeking timely to obtain any such actions, consents, approvals or waivers; provided, that neither the Company nor any of its subsidiaries will make or agree to make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value for the purposes of obtaining any such consents without the prior consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned.

(h)     Parent shall not permit any Person (other than the Guarantor and its Affiliates) to invest or commit to invest, directly or indirectly, in Parent if such investment or commitment would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) otherwise impose any material delay in the consummation of, or materially increase the risk of not consummating, the transactions contemplated by this Agreement.

SECTION 7.3     Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated herein, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, (b) any Actions commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby, or (c) any fact, event or circumstance that occurs or exists that is reasonably likely to result in any of the conditions set forth in ARTICLE VIII not being able to be satisfied; provided that the delivery of any notice pursuant to this Section 7.3 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the Company’s, on the one hand, and Parent’s, on the other hand, compliance or failure of compliance with this Section 7.3 shall not be taken into account for purposes of determining whether the conditions referred to in Section 8.1 or Annex I shall have been satisfied with respect to performance in all material respects with this Section 7.3.

SECTION 7.4     Access to Information; Confidentiality.

(a)     From the date hereof to the Effective Time or the earlier valid termination of this Agreement, upon reasonable prior written notice from Parent, the Company shall, and shall cause its subsidiaries, and use its reasonable best efforts to cause its officers, directors and employees to, afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours to the Company’s and its subsidiaries’ officers, employees, properties, books and records, as necessary to facilitate consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers, employees and other authorized Representatives of their normal duties and shall not include any invasive environmental sampling or testing. Neither the Company nor any of its subsidiaries shall be required to provide access or to disclose information where such access or disclosure would jeopardize any attorney-client privilege of the Company or any of its subsidiaries, or contravene any applicable Law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. Notwithstanding the foregoing, in the event that the Company does not provide access or disclose information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not waive such privilege or violate the applicable Law, rule, regulation, order, judgment, decree or binding agreement, including entering into a joint defense agreement, common interest agreement or other similar arrangement. All requests for information made pursuant to this Section 7.4(a) shall be directed to the executive officer or other Person designated by the Company.

(b)     Each of Parent and Merger Sub will comply with the terms and conditions of that certain Non-Disclosure Agreement, dated as of August 7, 2020, by and between AIP, LLC and the Company (the “Confidentiality Agreement”), and will hold and treat, and will cause their respective officers, employees, auditors and other representatives to hold, treat and use, in confidence all non-public documents and information concerning the Company and its subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its respective terms.

SECTION 7.5     Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to enable the delisting by the Surviving Corporation of the Shares from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act at the Effective Time.

SECTION 7.6     Publicity. The initial press release regarding the Merger shall be a joint press release and, except in connection with an Acquisition Proposal or a Change of Recommendation if and to the extent permitted by this Agreement, thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement, including providing each other the opportunity to review and comment upon any press release or other public announcement, and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect to any such press release or other public announcement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in each case, as determined in the good faith judgment of the Party proposing to make such release (in which case, such Party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other Party). Notwithstanding the foregoing, Parent, Merger Sub and their respective Affiliates may provide Ordinary Course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equityholders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions to the extent consistent with prior public disclosures by the Parties made in accordance with this Section 7.6.

SECTION 7.7     Employee Benefits.

(a)     For at least 12 months following the Effective Time (the “Benefit Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or its subsidiaries immediately prior to the Closing who continues to be employed by the Surviving Corporation or any subsidiary or Affiliate thereof (the “Continuing Employees”), with, for so long as such Continuing Employee continues employment with the Surviving Corporation or any subsidiary or Affiliate thereof (i) a salary, wage, target annual cash bonus opportunity and commissions opportunity that, in each case, is no less favorable than the salary, wage, target annual cash bonus opportunity and commissions opportunity that was provided to such Continuing Employee immediately prior to the Effective Time and (ii) broad-based employee benefits (other than any long-term incentive, equity-based, change in control, retention, defined benefit pension, retiree medical or similar benefits (“Excluded Benefits”)) that are substantially comparable in the aggregate to the broad-based employee benefits (other than Excluded Benefits) that were provided to such Continuing Employee immediately prior to the Effective Time or, if more favorable, that are provided to similarly-situated employees of Parent. With respect to Continuing Employees whose terms and conditions of employment are governed by a collective bargaining agreement, the provisions of this Section 7.7(a) shall not apply and the terms of such collective bargaining agreement shall govern.

(b)     From and after the Effective Time, Parent shall honor and assume, or shall cause to be honored and assumed, the terms of all Company Plans (and any compensation arrangement(s) adopted prior to the Effective Time as permitted under Section 6.1 that would have been Company Plans had such arrangement(s) been in effect as of the date of this Agreement) that remain in effect as of the Effective Time in accordance with their terms.

(c)     To the extent that Parent modifies any coverage or benefit plan in which Continuing Employees participate, Parent or any of its subsidiaries (including the Company and any subsidiaries thereof) shall use commercially reasonable efforts to (i) waive or cause to be waived any pre-existing conditions, exclusions, limitations, actively-at-work requirements, and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees and their eligible dependents to the extent such conditions were inapplicable or waived under a comparable Company Plans, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar Company Plan, give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of eligibility to participate and vesting credit (but excluding benefit accrual under any defined benefit pension plan) under each applicable Parent benefit plan as if such service had been performed with Parent; provided that no such service credit shall be provided for purposes of any Excluded Benefits.

(d)     Following the Closing, Parent shall cause the Surviving Corporation or one of its subsidiaries to take all actions necessary to effectuate the payments set forth on Section 7.7(d) of the Company Disclosure Letter.

(e)     Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Plans set forth on Section 7.7(e) of the Company Disclosure Letter will occur at or prior to the Effective Time.

(f)     Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause or to amend or terminate any Company Plan, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation, the Company or any Affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan, policy or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.7 shall (i) be deemed or construed to be the adoption or an amendment or other modification of any Company Plan or other compensation or benefit plan, policy, program, agreement or arrangement, (ii) prevent Parent, the Surviving Corporation or any Affiliate of Parent from amending or terminating any Company Plan in accordance with its terms or (iii) create any third-party rights in any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof) or any collective bargaining representative thereof.

SECTION 7.8     Directors’ and Officers’ Indemnification and Insurance.

(a)     From and after the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its subsidiaries (in each case, to the extent acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”), arising out of, relating to or in connection with the fact that such Person is or was a director or officer of the Company or any of its subsidiaries or any acts or omissions occurring or alleged to occur prior to the Effective Time in such Person’s capacity as a director or officer of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware Law and its Certificate of Incorporation and Bylaws in effect on the date of this Agreement to indemnify such Person (and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding, including any expenses incurred in successfully enforcing such Person’s rights under this Section 7.8, regardless of whether indemnification with respect to or advancement of such expenses is authorized under the Certificate of Incorporation, the Bylaws or the certificate of incorporation and bylaws, or equivalent organizational documents, of any subsidiary; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 7.8). In the event of any such Proceeding (x) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification has been sought by such Indemnified Party hereunder, unless such settlement, compromise or consent relates only to monetary damages for which the Surviving Corporation is entirely responsible and includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents (which consent shall not be unreasonably withheld, conditioned or delayed) and (y) the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of any such matter. In the event any Proceeding is brought against any Indemnified Party and in which indemnification could be sought by such Indemnified Party under this Section 7.8, (i) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time, (ii) subject to the retention of additional counsel if necessary as a result of any conflict of interest, the applicable Indemnified Parties shall be entitled to retain a single firm to serve as their own counsel for any such Proceeding, whether or not the Surviving Corporation shall elect to control the defense of such Proceeding, (iii) the Surviving Corporation shall pay all reasonable fees and expenses of any such counsel retained by one or more Indemnified Parties promptly after statements therefor are received, if the Surviving Corporation does not elect to control the defense of any such Proceeding, and (iv) no Indemnified Party shall be liable to Parent or the Surviving Corporation for any settlement effected without his or her prior express written consent; provided that for purposes of clauses (ii) and (iii) the Indemnified Party on behalf of whom fees and expenses are paid provides an undertaking to repay such fees and expenses if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 7.8).

(b)     Any Indemnified Party wishing to claim indemnification under this Section 7.8, upon learning of any such Proceeding, shall promptly notify the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying Party.

(c)     For a period of six years after the Effective Time, or if any applicable statute of limitations is extended to a later date, for a period ending on such later date, the provisions in the Surviving Corporation’s certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company’s Certificate of Incorporation and Bylaws in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time, or if any applicable statute of limitations is extended to a later date, for a period ending on such later date, in any manner that would adversely affect the rights thereunder of any such individuals.

(d)     Parent shall maintain, or shall cause the Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time. At Parent’s option, in lieu of maintaining such current policies, the Company shall purchase from insurance carriers with comparable credit ratings, no later than the Effective Time, a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous in the aggregate to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated hereby; provided, however, that after the Effective Time, Parent and the Surviving Corporation shall not be required to pay in the aggregate for such coverage under each such policy more than 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto under each such policy, but in such case shall purchase as much coverage as reasonably practicable for such amount. In the event the Company elects to purchase such a “tail policy”, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder for six years from the Effective Time. Parent agrees to cause the Surviving Corporation to honor and perform under, all indemnification agreements that entered into by the Company or any of its subsidiaries with any Indemnified Party and that copies of which have been provided to Parent prior to the date hereof.

(e)     If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.8.

(f)     The provisions of this Section 7.8 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives.

(g)     The rights of the Indemnified Parties under this Section 7.8 shall be in addition to any rights such Indemnified Parties may have under the Certificate of Incorporation or Bylaws of the Company or the comparable governing instruments of any of its subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 7.8 is not prior to, or in substitution for, any such claims under any such policies.

SECTION 7.9     Treatment of Company Indebtedness. At the Closing, Parent shall pay or cause to be paid, using funds provided from the Financing, all of the then-outstanding indebtedness under the Credit Facilities and under the Port Dania Mortgage. The Company shall, or shall cause its applicable subsidiaries to, arrange for customary payoff letters and instruments of discharge to be delivered at Closing (in form reasonably satisfactory to Parent) providing for the payoff, discharge and termination on the Closing Date of all then-outstanding indebtedness under the Credit Facilities and under the Port Dania Mortgage, including, in each case, any related Liens with respect to the assets of the Company or its subsidiaries, and shall deliver, or cause its applicable subsidiaries to deliver, prepayment and termination notices in accordance with the terms of such indebtedness (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing).

SECTION 7.10     Financing.

(a)     Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing on the terms and conditions described in or contemplated by the Financing Commitments, including using reasonable best efforts to (i) maintain in full force and effect the Financing Commitments until the earliest of the consummation of the transactions contemplated hereby, the termination of this Agreement or the time at which any Alternative Financing is obtained, (ii) satisfy on a timely basis, to the extent within their control, all conditions to funding in the Debt Financing Commitments and such definitive agreements to be entered into pursuant thereto (including by consummating the Equity Financing at or prior to the Offer Acceptance Time), (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Financing Commitments (including any “flex” provisions contained therein) or otherwise consistent in all material respects with the Debt Financing Commitments and on other terms that would not (A) reduce the aggregate principal amount of the Debt Financing to an amount that would be less than an amount that would be required to consummate the Offer and the Merger and make the other payments required by Parent, Merger Sub and the Surviving Corporation hereunder or otherwise contemplated in connection herewith and repay or refinance the debt contemplated in this Agreement or the Financing Commitments (unless the Equity Financing is increased by a corresponding amount) or (B) impose new or additional conditions or otherwise adversely amend or modify any of the conditions to the receipt of the Financing, in each case, in a manner that would reasonably be expected to prevent or materially delay the receipt of the Debt Financing prior to the Closing Date and (iv) in the event that all conditions in the Debt Financing Commitments have been satisfied, consummate the Debt Financing contemplated under the Debt Financing Commitment required to consummate the Offer and the Merger and the other transactions contemplated hereby. Parent shall use its reasonable best efforts to obtain the Equity Financing contemplated by the Equity Financing Commitment upon satisfaction or waiver of the Offer Conditions (other than conditions that by their nature are to be satisfied or waived at the Offer Acceptance Time). To the extent reasonably requested by the Company from time to time, Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Financing (or Alternative Financing) and Parent shall provide to the Company copies of all documents reasonably requested by the Company related to the Financing (or Alternative Financing), except that provisions related to fees (including any fee letters), pricing, “market flex” (other than any structure flex) and other customary economic or commercially sensitive terms may be redacted in a customary manner; provided, that in no event will Parent or Merger Sub be under any obligation to disclose any information that (x) is subject to attorney-client, attorney work product or other legal privilege or doctrine if Parent or Merger Sub shall have used its commercially reasonable efforts to disclose such information in a manner that would not waive such privilege or doctrine or (y) would contravene any applicable Law. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments for any reason (A) Parent shall promptly notify the Company in writing and (B) Parent and Merger Sub shall use, and shall cause their respective subsidiaries to use, their reasonable best efforts to arrange to obtain alternative financing from alternative sources (the “Alternative Financing”) in an amount, when added with Parent and Merger Sub’s existing cash on hand and the Equity Financing Commitment, sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event, which would not (i) involve terms and conditions that are less beneficial in the aggregate to Parent or Merger Sub and (ii) would not reasonably be expected to prevent, impede or delay the consummation of the Closing. Without limiting the generality of the foregoing, Parent shall promptly notify the Company in writing of (A) the receipt by Parent or Merger Sub of any written notice or other written communication from any lender or other debt financing source with respect to any actual breach, default, repudiation, cancellation or termination by any party to the Financing Commitment, (B) any material dispute or disagreement between or among any parties to any Financing Commitments (excluding, for the avoidance of doubt, ordinary course negotiations with respect to the terms of the Debt Financing) or (C) Parent becoming aware of any fact, circumstance, event or other reason that it reasonably expects will result in (x) Parent not being able to obtain all or any portion of the Financing contemplated to be funded at the Closing on the material terms, in the manner or from the sources contemplated by the Financing Commitments or (y) the prevention, impediment or delay of the consummation of the Closing. As soon as reasonably practicable, Parent shall provide any information reasonably requested in writing by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence that is in Parent’s possession; provided, that in no event will Parent or Merger Sub be under any obligation to disclose any information that (x) is subject to attorney-client, attorney work product or other legal privilege or doctrine if Parent or Merger Sub shall have used its commercially reasonable efforts to disclose such information in a manner that would not waive such privilege or doctrine or (y) would contravene any applicable Law. Parent, Merger Sub and Guarantor shall not (without the prior written consent of the Company) consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the Financing Commitments or the definitive agreements relating to the Financing if such amendment, replacement, supplement, modification or waiver (1) decreases the aggregate amount of the Financing to an amount that would be less than an amount that would be required to consummate the Offer and the Merger and make the other payments required by Parent, Merger Sub and the Surviving Corporation hereunder, (2) imposes new or additional conditions or otherwise adversely expands, amends or modifies any of the conditions to the receipt of the Financing, (3) could reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement, or (4) materially and adversely impacts the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitments. Parent shall furnish to the Company a copy of any amendment, modification, waiver or consent of or relating to the Financing Commitments promptly upon execution thereof. Parent and Merger Sub shall use their reasonable best efforts to maintain the effectiveness of the Financing Commitments until the transactions contemplated by this Agreement are consummated; provided, however, for the avoidance of doubt, Parent and Merger Sub may amend, replace, supplement and/or modify the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Financing Commitments as of the date hereof. Parent shall provide the Company, upon reasonable request, with such information and documentation as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities. Upon any amendment, supplement or modification of the Financing Commitments made in compliance with this Section 7.10(a), Parent shall provide a copy thereof to the Company and the term “Financing Commitments” shall mean the Financing Commitments as so amended, replaced, supplemented or modified, including any Alternative Financing (other than for purposes of Section 5.8). Notwithstanding the foregoing, compliance by Parent with this Section 7.10 shall not relieve Parent or Merger Sub of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available and each of Parent and Merger Sub acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Parent or Merger Sub’s ability to obtain the Financing (or any Alternative Financing) or any specific term with respect to such financing.

(b)     Prior to the Closing, the Company shall use reasonable best efforts to provide to Parent and Merger Sub, and shall cause its subsidiaries and its and its subsidiaries’ Representatives to use reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole cost and expense, all reasonable cooperation reasonably requested by Parent that is necessary and customary in accordance with the terms of the Debt Financing (or Alternative Financing obtained in accordance with Section 7.10(a)), including taking the following actions: (i) furnishing Parent and Merger Sub with financial and other pertinent information regarding the Company and its subsidiaries as may be reasonably requested by Parent or Merger Sub and that is customarily needed for senior secured debt financings (including of the type contemplated by the Debt Financing Commitments) (provided that the Company shall not be obligated to provide (A) pro forma financial statements related to the Debt Financing (provided that to the extent reasonably requested by Parent the Company shall reasonably cooperate and assist Parent in its preparation of such materials in accordance within this Section 7.10(b)), (B) a description of all or any component of the Financing, including any “description of notes” or other information customarily provided by the financing sources or their counsel, (C) risk factors relating to all or any component of the Financing, (D) separate subsidiary financial statements or any other information of the type required by Rule 3-05, Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or “segment reporting”, (E) Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K or (F) other information customarily excluded from an offering memorandum involving a Rule 144A-for-life offering of non-convertible high-yield debt securities), (ii) to the extent reasonably requested by Parent reasonably facilitating the pledging of collateral (including by executing and delivering as of the Closing pledge and security documents and other customary certificates or documents) and assisting in negotiating, preparing and executing definitive financing documents with respect to the Debt Financing (including with respect to the preparation of schedules and customary certificates) (or Alternative Financing obtained in accordance with Section 7.10(a)) (provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Effective Time and (C) no liability shall be imposed on the Company, any of its subsidiaries, or any of their respective officers or employees involved), (iii) providing information regarding the Company and its subsidiaries reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and the beneficial ownership regulations at least five (5) Business Days prior to the Closing, to the extent requested in writing seven (7) Business Days prior to the Closing, (iv) to the extent reasonably requested by Parent taking corporate actions reasonably necessary to permit the consummation of the Debt Financing, (v) permitting the debt financing sources to evaluate the Company’s and its subsidiaries current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, (vi) obtaining collateral appraisals, reports and insurance certificates and endorsements at the expense of and as reasonably requested by Parent and (vii) to the extent reasonably requested by Parent cooperating in satisfying the conditions set forth in the Debt Commitment Letter to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company or any subsidiary. Notwithstanding the foregoing, (x) nothing in this Section 7.10 shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company and its subsidiaries, and (y) none of the Company or any of its subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing contemplated by the Debt Financing Commitments or be required to take any action for which it would not be indemnified or reimbursed hereunder, to bear any cost or expense or to pay any commitment or other similar fee prior to the Effective Time or make any other payment or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Effective Time (except to the extent reimbursed pursuant to clause (c) below). For the avoidance of doubt, none of the Company or its subsidiaries or their respective officers, directors (with respect to any subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing contemplated by the Debt Financing Commitments that is not contingent upon the Closing or that would be effective prior to the Closing and no directors of the Company shall be required to execute or enter into or perform any agreement with respect to the Debt Financing.

(c)     Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including (A) reasonable and documented outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by the Company, any of its subsidiaries or their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives in connection with the cooperation of the Company and its subsidiaries contemplated by this Section 7.10 and (ii) shall indemnify and hold harmless the Company and its subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 7.10 (including any action taken in accordance with this Section 7.10) and any information utilized in connection therewith (other than historical information relating to the Company or its subsidiaries or other information furnished in writing by or on behalf of the Company for use in connection with the Debt Financing), except with respect to any losses suffered or incurred as a result of fraud or willful misconduct by the Company, its subsidiaries or their respective Representatives, as determined by a court of competent jurisdiction in a final and non-appealable decision.

(d)     The Company hereby consents to the use of the logos of the Company and its subsidiaries by Parent and Merger Sub in connection with the Debt Financing; provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Company or the Company’s reputation or goodwill.

(e)     All non-public or otherwise confidential information regarding the Company or its subsidiaries obtained by Parent, Merger Sub, or any of their respective Representatives pursuant to this Section 7.10 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that, notwithstanding anything to the contrary herein or in the Confidentiality Agreement, all information regarding the Company or its subsidiaries may be disclosed to, and used in connection with the Debt Financing by, any actual or prospective sources of Debt Financing and their respective Representatives either (i) pursuant to the terms of the Confidentiality Agreement or (ii) in accordance with customary confidentiality agreements customary for syndication procedures with respect to the Debt Financing, and any such recipients of non-public or otherwise confidential information shall be deemed to be “Representatives” of Parent and Merger Sub under the Confidentiality Agreement.

SECTION 7.11     Takeover Statutes. If any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. Nothing in this Section 7.11 shall be construed to permit Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any of the Company’s rights under, any other provision of this Agreement.

SECTION 7.12     Transaction Litigation. In the event that any stockholder litigation (including, without limitation, any stockholder demand for corporate books and records pursuant to Section 220 of the DGCL) arising from or related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought or threatened in writing against the Company or any members of its Board of Directors after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent in writing of any such Transaction Litigation and shall keep Parent promptly and reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense of any Transaction Litigation and keep Parent reasonably apprised of, and consult with Parent and Parent’s outside counsel (and consider in good faith Parent’s advice), with respect to, all filings or responses to be made by the Company in connection with any Transaction Litigation, proposed strategy, any material decisions related thereto. The Company shall not settle or otherwise resolve, or agree to settle or otherwise resolve, any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

SECTION 7.13     Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement, the Financing Commitments and any Alternative Financing. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

SECTION 7.14     Rule 16b-3. Prior to the Offer Acceptance Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 7.15     Rule 14d-10 Matters. All amounts payable to holders of shares of Common Stock and other equity interests of the Company (“Covered Securityholders”) pursuant to the Company Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) (each member of which the Company’s Board of Directors has determined is an “independent director” within the meaning of the applicable rules and regulations of the New York Stock Exchange and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (i) at a meeting duly called and held, or to be duly called and held prior to the Offer Acceptance Time, at which all members of the Compensation Committee will be present, duly and unanimously adopted or will adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Company Stock Plan, (B) the treatment of the Company Options, Company Restricted Shares and Company ESPP rights and in accordance with the terms set forth herein, the applicable Company Stock Plan and any applicable Company Plans, and (C) each other Company Plan set forth in Section 4.11(a) of the Company Disclosure Letter, which resolutions have not been rescinded, modified or withdrawn, and (ii) has taken all or will take prior to the Offer Acceptance Time other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

ARTICLE VIII

CONDITIONS OF MERGER

SECTION 8.1     Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or written waiver) at or prior to the Effective Time of the following conditions:

(a)     Consummation of the Offer. Parent (on behalf of itself or Merger Sub) shall have irrevocably accepted for payment of all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

(b)     Orders and Consents. No Governmental Entity of competent jurisdiction shall have enacted or promulgated any Law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Merger that remains in effect.

ARTICLE IX

TERMINATION

SECTION 9.1     Termination. This Agreement may be terminated and the Merger may be abandoned at any time only as follows:

(a)     by mutual written consent of Parent and the Company;

(b)     by Parent or the Company if any court or other Governmental Entity of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting acceptance of payment for Shares pursuant to the Offer or the Merger, and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall not have the right to so terminate if any action of such Party (or, in the case of Parent, Merger Sub) or the failure of such Party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time caused the events specified in this Section 9.1(b);

(c)     by either Parent or the Company if the Offer Acceptance Time shall not have occurred on or before April 5, 2021 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to the Party seeking to terminate if any action of such Party (or, in the case of Parent, Merger Sub) or the failure of such Party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Offer Acceptance Time was the primary cause of the failure of the Offer Acceptance Time to occur on or before the End Date;

(d)     by written notice from the Company:

(i)     prior to the Offer Acceptance Time, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, such that (A) the representations and warranties of Parent and Merger Sub set forth in Section 5.3(c) shall not be true and correct in all material respects as of the date hereof and as of the Offer Acceptance Time or (B) such breach would reasonably expected to prevent Parent or Merger Sub from consummating the Offer and the Merger by the End Date, and such breach is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(ii)     if Merger Sub fails to commence the Offer on or prior to the 10th Business Day following the date of this Agreement; or

(iii)     if Merger Sub fails to (x) accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1(h) following the expiration of the Offer, (y) purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1(h) following the Offer Acceptance Time, or (z) otherwise consummate the Offer in accordance with the terms of this Agreement; or

(iv)     prior to the Offer Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Proposal, subject to the terms and conditions of Section 7.1(c);

(e)     by written notice from Parent if:

(i)     there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, such that the conditions set forth in clause (b) or (c) on Annex I would not be satisfied and such breach is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(e)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(ii)     at any time prior to the Offer Acceptance Time, (A) the Board of Directors of the Company shall have made a Change of Recommendation or (B) there shall have been a Willful Breach by the Company of the covenants set forth in Section 7.1; or

(f)     by the Company, if (i) at the Expiration Date, all of the Offer Conditions shall be satisfied or waived (other than conditions that by their nature are to be satisfied or waived at the Offer Acceptance Time), (ii) the Company has delivered written notice to Parent to such effect and (iii) Merger Sub fails to consummate (as defined in Section 251(h) of the DGCL) the Offer and the Merger within three (3) Business Days following the Company’s delivery of such notice.

SECTION 9.2     Effect of Termination.

(a)     In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 7.4(b), Section 7.8, Section 7.10(c), this Section 9.2, Section 9.3 and ARTICLE X, which shall survive such termination; provided that, subject to the limitations set forth in Section 9.2(e) and Section 9.2(f), nothing herein shall relieve the Willful Breach at or prior to such termination by any Party hereto. The Parties acknowledge and agree that nothing in this Section 9.2 shall be deemed to affect their right to specific performance under Section 10.12.

(b)     In the event that:

(i)     this Agreement is validly terminated by (A) the Company pursuant to Section 9.1(d)(iv), (B) by Parent pursuant to Section 9.1(e)(ii)(A) or (C) by the Company or Parent pursuant to Section 9.1(c) under circumstances (in the case of this clause (C) only) in which Parent would have been entitled to terminate the Agreement pursuant to Section 9.1(e)(ii)(A), then, in each case of clause (A), (B) or (C), the Company shall pay the Company Termination Payment to Parent (or one or more of its designees), at or prior to the time of termination in the case of a termination pursuant to Section 9.1(d)(iv) or as promptly as reasonably practicable in the case of a termination pursuant to Section 9.1(e)(ii)(A) or Section 9.1(c) (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of immediately available funds.

(ii)     this Agreement is validly terminated by either Parent or the Company pursuant to Section 9.1(c) or Parent pursuant to Section 9.1(e)(i) or Section 9.1(e)(ii)(B) and (A) at any time after the date of this Agreement and prior to the termination of this Agreement an Acquisition Proposal shall have been made to the Board of Directors of the Company or made publicly to the Company’s stockholders or shall otherwise have become publicly known, or any Person shall have publicly announced an intention to make an Acquisition Proposal, in each case, whether or not conditional and whether or not withdrawn and (B) within nine (9) months after such termination, the Company or any of its subsidiaries shall have entered into a definitive agreement with respect to any Acquisition Proposal that is later consummated, or shall have consummated any Acquisition Proposal, then, in any such event, the Company shall pay to Parent the Company Termination Payment, such payment to be made within two (2) Business Days from the consummation of such Acquisition Proposal, by wire transfer of immediately available funds. For purposes of this Section 9.2(b)(ii), all references in the definition of the term Acquisition Proposal to “20%” will be deemed to be references to “50%”.

(iii)     this Agreement is validly terminated by the Company pursuant to Section 9.1(d)(i) due to a Willful Breach by Parent or Merger Sub, Section 9.1(d)(iii) or Section 9.1(f) or pursuant to any provision of Section 9.1(c) under circumstances in which the Company would have been entitled to terminate the Agreement pursuant to Section 9.1(d)(i) due to a Willful Breach by Parent or Merger Sub, Section 9.1(d)(iii) or Section 9.1(f), then Parent shall pay to the Company a fee of $52,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds, such payment to be made within two (2) Business Days of the applicable termination.

(c)     The Parties acknowledge and hereby agree that each of the Parent Termination Fee and the Company Termination Payment, as applicable, if, as and when required pursuant to this Section 9.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Offer and the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Payment or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion.

(d)     Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 9.2(b)(i) or Section 9.2(b)(ii), or Parent fails to timely pay an amount due pursuant to Section 9.2(b)(iii), and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 9.2(b)(i) or Section 9.2(b)(ii), or any portion thereof, or a judgment against Parent for the amount set forth in Section 9.2(b)(iii), or any portion thereof, the Company shall pay to Parent, or Parent shall pay to the Company, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and the reasonable and documented out-of-pocket fees and expenses of any expert or consultant engaged by Parent or the Company, as applicable) up to a maximum aggregate amount of $2,500,000 (the “Expense Cap”) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Any amount payable pursuant to Section 9.2(b) shall be paid by the applicable Party by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 9.2(b).

(e)     Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent is paid the Company Termination Payment from the Company pursuant to this Section 9.2, the Company Termination Payment and, if applicable, the costs and expenses of Parent pursuant to Section 9.2(d), shall, subject to Section 10.12, be the sole and exclusive monetary remedy of the Parent Related Parties against the Company, its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing shall relieve the Company of its obligations under Section 7.4(b) and Section 7.6.

(f)     Notwithstanding anything to the contrary in this Agreement, but without limiting or affecting the Company’s rights to specific enforcement expressly set forth in Section 10.12, the termination of this Agreement pursuant to Section 9.1(d)(i), Section 9.1(d)(iii) or Section 9.1(f) (or pursuant to any provision of Section 9.1(c) under circumstances in which the Company would have been entitled to terminate the Agreement pursuant to Section 9.1(d)(i), Section 9.1(d)(iii) or Section 9.1(f)) and receipt of payment of the Parent Termination Fee pursuant to this Section 9.2, and, if applicable, the costs and expenses of the Company pursuant to Section 9.2(d), (and the obligations of the Guarantor under the Limited Guarantee (in accordance with the terms and conditions thereof) with respect thereto), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company Related Parties against any of Parent, Merger Sub, the Guarantor, or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, direct or indirect equityholders, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (collectively, excluding Parent and Merger Sub, the “Parent Related Parties”) or the lenders, agents, underwriters, commitment parties and arrangers of any Debt Financing (including pursuant to the Debt Financing Commitments or any engagement letters, credit agreements, loan agreements, joinders or indentures relating to any Debt Financing), together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, controlling persons, advisors, attorneys, agents and representatives and their successors and assigns, including any successors or assigns via joinder agreements or credit agreements related thereto (a “Lender Related Party”) for any cost, expense, loss or damage suffered as a result of, or arising from or otherwise in connection with (i) this Agreement, the Limited Guarantee, the Equity Financing Commitment or any of the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, the transactions contemplated hereby or thereby, (ii) the failure of the transactions contemplated by this Agreement to be consummated (including the funding of the Financing), (iii) any breach (or threatened or alleged breach) of, or failure (or threatened or alleged failure) to perform under, this Agreement or any of the other documents delivered herewith or executed in connection herewith or otherwise or (iv) any oral representation made or alleged to have been made in connection herewith or therewith (collectively, the “Transaction Related Matters”). Except as expressly provided in the immediately preceding sentence, none of Parent, Merger Sub, the Parent Related Parties or the Lender Related Parties shall have any liability or obligation relating to or arising out of or in connection with any Transaction Related Matters, and in no such event will any Company Related Party seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, any matter relating to or arising out of or in connection with any Transaction Related Matters including, without limitation, (a) any loss suffered as a result of the failure of the Merger to be consummated, (b) the termination of this Agreement or (c) any liabilities or obligations arising under this Agreement. Upon payment of the Parent Termination Fee, none of the Parent Related Parties or any of their representatives, including any investment banker, financial advisor, Lender Related Party, attorney, accountant or other advisor, agent, representative or affiliate shall have any further liability or obligation to any Company Related Party relating to or arising out of this Agreement or the Transaction Related Matters, except that nothing shall relieve Parent of its obligations under Section 7.10(c) for an amount not to exceed, when taken together with any amounts payable pursuant to Section 9.2(d), the Expense Cap. In no event shall the Company Related Parties be entitled to seek or obtain any recovery or judgment in excess of the Parent Termination Fee against any Lender Related Party, including for any type of damage relating to this Agreement or the transactions contemplated hereby, whether at law or in equity, in contract, in tort or otherwise. No Lender Related Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

(g)     Except for (i) claims against the Guarantor in accordance with and under the terms of its Limited Guarantee, (ii) claims for specific performance of the Equity Financing Commitment to the extent provided therein, and (iii) claims against the parties to the Confidentiality Agreement for breaches thereof in accordance with the terms thereof (the foregoing (i), (ii) and (iii), “Permitted Claims”), this Agreement may only be enforced against, and all actions or claims (whether at law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to any Transaction Related Matters may only be made against (and are those solely of) the entities that are expressly identified as Parties hereto, and, except for Permitted Claims, none of the Guarantor or any other Parent Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim against the parties to this Agreement (whether in tort, contract or otherwise). In no event shall the Company or any of the Company Related Parties, and the Company agrees not to and to cause the Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or make any claims in respect of any Transaction Related Matters against or seek to recover monetary damages from, any Parent Related Party (other than in respect of Permitted Claims).

Section 9.3     Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. Filing fees incurred in connection with applications and filings under the HSR Act shall be borne by Parent.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.1     Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this ARTICLE X.

SECTION 10.2     Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Offer Acceptance Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided that following the Offer Acceptance Time, this Agreement may not be amended in any manner that causes the Per Share Merger Consideration to differ from the Offer Price. No amendments or modifications to the provisions of which the Lender Related Parties under the Debt Financing are expressly made third-party beneficiaries pursuant to Section 10.8 shall be permitted in a manner adverse to any such Lender Related Party without the prior written consent of such Lender Related Party.

SECTION 10.3     Waiver. At any time prior to the Offer Acceptance Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder. For purposes of this Section 10.3, Parent and Merger Sub shall be treated collectively as a single Party.

SECTION 10.4     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to Parent or Merger Sub:

Safari Parent, Inc.

c/o American Industrial Partners

450 Lexington Avenue, 40th Floor

New York, NY 10017

Email: notices@americanindustrial.com Attention: General Counsel with additional copies (which shall not constitute notice) to the following:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Email: daniel.evans@ropesgray.com

Attention: Daniel S. Evans

(b)	if to the Company:

SEACOR Holdings Inc.

2200 Eller Drive, P.O. Box 13038

Fort Lauderdale, FL 33316

Attn: Eric Fabrikant

with additional copies (which shall not constitute notice) to the following:

Milbank LLP

55 Hudson Yards

New York, NY 10001-2163

Email: sgolenbock@milbank.com

Attention: Scott W. Golenbock

SECTION 10.5      Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings assigned below:

(a)     “Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person;

(b)     “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York;

(c)     “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748) and any similar or successor Law or executive order or executive memo (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing Covid-19 Disaster, dated August 8, 2020, and Notice 2020-65) in any jurisdiction, and any subsequent Law intended to address the consequences of COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act;

(d)     “Company Equity Award” means, collectively, each outstanding Company Option, each outstanding Company Restricted Share and each outstanding right under the Company ESPP;

(e)     “Company ESPP” means the Company’s 2009 Employee Stock Purchase Plan, as amended from time to time;

(f)      “Company Joint Venture” means each joint venture, partnership or other similar agreement involving equity investment of the Company or any of its subsidiaries, on the one hand, and any third party (other than the Company or one of its subsidiaries), on the other hand, each of which is set forth on Section 4.5 of the Company Disclosure Letter;

(g)     “Company Stock Plans” means the Company’s 2014 Share Incentive Plan, as amended from time to time and the Company’s 2007 Share Incentive Plan, as amended from time to time;

(h)     “Company Termination Payment” means $29,000,000;

(i)     “Company Vessel” means, at any time (a) each vessel owned by the Company or a subsidiary of the Company, and (b) each vessel (i) owned by a third party and (ii) either (x) managed by the Company or a subsidiary of the Company pursuant to a management agreement or (y) chartered in by the Company or a subsidiary of the Company pursuant to a bareboat or demise charter;

(j)     “control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(k)     “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any associated epidemics, pandemics or disease outbreaks;

(l)     “COVID-19 Measures” means any action or inaction taken pursuant to, or as a result of, any quarantine, “shelter in place,” “stay at home,” workforce reduction or furlough, social distancing, shut down, closure, sequester or any other Law, rule, regulation, order, judgment, decree, Action, directive, guidelines or written recommendations by any Governmental Entity, including but not limited to the CARES Act and Families First Act, in each case, that the Company determines is reasonably necessary in response to COVID-19;

(m)     “Credit Facilities” means (i) that certain Credit Agreement, dated as of March 19, 2019, by and among the Company, as Borrower, the Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Security Trustee for the Lenders, and JPMorgan Chase Bank, N.A., as issuing bank of the Letters of Credit thereunder and (ii) that Amended and Restated Certain Credit Agreement, dated as of December 20, 2019, by and among SEA-Vista I LLC, as Borrower, the Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Swingline Lender, JPMorgan Chase Bank, N.A., as Administrative Agent and Security Trustee for the Lenders, and JPMorgan Chase Bank, N.A., as issuing bank of the Letters of Credit thereunder, each as may be further amended in accordance with its terms;

(n)     “Families First Act” means the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020;

(o)     “GAAP” means the generally accepted accounting principles consistently applied set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein;

(p)      “knowledge” (i) with respect to the Company means the actual knowledge of any of the individuals listed in Section 10.5(p) of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub means the actual knowledge of any of the individuals listed in Section 10.5(p) of the Parent Disclosure Letter, in each case, after reasonable inquiry of such individual’s direct reports;

(q)     “Law” means any supranational, federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any order or decision of an applicable arbitrator or arbitration panel;

(r)     “liability” or “liabilities” means with respect to any Person, any liability, debt, deficiency, penalty, assessment, fine, claim, loss, damage or other obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person;

(s)     “Material Adverse Effect” means any event, development, change, effect, fact, condition or occurrence that, individually or in the aggregate with all other events, developments, changes, effects, facts, conditions or occurrences, has had or would reasonably be expected to have a material adverse effect on or with respect to the business, results of operation or financial condition of the Company and its subsidiaries taken as a whole, provided that no events, developments, changes, effects, facts, conditions or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) general changes or developments in the economy or the financial, debt, capital, credit or securities markets, or in the regulatory, legislative or political conditions in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) general changes or developments in the industries in which the Company or its subsidiaries operate, (iii) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers, vendors, investors, lenders, partners, contractors or employees of the Company and its subsidiaries, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein and any action taken or omitted to be taken by the Company at the express written request of or with the express written consent of Parent or Merger Sub (provided that this clause (iii) shall not apply to any representation or warranty set forth in Section 4.5 or compliance of the covenants set forth in Section 6.1), (iv) changes or prospective changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, cyclone, tornado, earthquake, flood, tsunami, wildfire, natural disaster, act of God, pandemic, epidemic or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) COVID-19 or any Law or directive issued by a Governmental Entity providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, directive or interpretation thereof following the date of this Agreement or the Company’s or any of its subsidiaries’ compliance therewith, (vii) any change in the price or trading volume of the Shares or the credit rating of the Company, in each case, in and of itself, (viii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself and (ix) arising out of or relating to the identity of Parent or any of its Affiliates as the acquirer of the Company, including the impact thereof on the relationships, contractual or otherwise, of the Company and its subsidiaries with employees, suppliers, customers, partners, vendors or any other third Person (provided, that, for purposes of clauses (vii) and (viii), the facts, circumstances, events, developments, changes, effects or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be a Material Adverse Effect to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); except in the cases of clauses (i), (ii), (iv), (v) or (vi), to the extent (and only to the extent) that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its subsidiaries operate (in which case only such incremental disproportionate impact may be taken into account in determining whether there has been a Material Adverse Effect);

(t)     “Ordinary Course” means, with respect to any Person, the ordinary and usual course of business of such Person consistent with past practice (taking into account quantity and frequency);

(u)      “Parent Material Adverse Effect” means any event, development, change, effect, fact, condition or occurrence that, individually or in the aggregate with all other events, developments, changes, effects, facts, conditions or occurrences, has or would reasonably be expected to prevent, materially delay or materially impede the consummation of the Offer, the Merger or the other transactions contemplated under this Agreement by Parent or Merger Sub or otherwise prevent, materially delay or materially impede Parent or Merger Sub from performing its obligations under this Agreement;

(v)     “Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, Union, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including, for the avoidance of doubt, any group of Persons;

(w)     “Port Dania Mortgage” means that certain Mortgage and Security Agreement, dated as of March 21, 2016, by and among the C-Terms Partners and Valley National Bank;

(x)     “subsidiary” or “subsidiaries” means, with respect to any Person (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (b) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity;

(y)     “Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Limited Guarantee, the Financing Commitments and any other agreement or document contemplated thereby or any document, certificate or instrument delivered in connection hereunder or thereunder;

(z)     “Union” means a labor union or other employee representative body; and

(aa)     “Willful Breach” means with respect to any breach or failure to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

SECTION 10.6     Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 10.7     Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Letter and the Parent Disclosure Letter) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void.

SECTION 10.8     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 7.8 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) if the Offer Acceptance Time occurs, the rights of the holders of Shares to receive the Per Share Merger Consideration, as applicable, in accordance with the terms and conditions of this Agreement and (c) at and after the Effective Time, the rights of the holders of Company Options and Company Restricted Shares to receive the payments contemplated by the applicable provisions of Section 3.2, in each case, at the Effective Time in accordance with the terms and conditions of this Agreement, and (d) each Lender Related Party under the Debt Financing shall be a third-party beneficiary of Section 9.2(e), Section 10.2, this Section 10.8, Section 10.9, Section 10.13, Section 10.14 and Section 10.16 and each of such Sections shall expressly inure to the benefit of the Lender Related Parties and the Lender Related Parties shall be entitled to rely on and enforce the provisions of such Sections.

SECTION 10.9     Governing Law. This Agreement and any disputes relating hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to choice of law or conflict of law principles thereof or of any other jurisdiction that would cause the application of any Laws of any jurisdiction other than the State of Delaware). Notwithstanding anything herein to the contrary, the Parties agree that any claim, controversy, dispute or cause of action of any kind or nature (whether based upon contract, tort or otherwise) involving a Lender Related Party that is in any way related to this Agreement, the Merger or any of the other transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing (including with respect to the Debt Financing Commitments or the definitive agreements with respect to the Debt Financing to be entered into in connection with the Closing) shall be governed by, and construed in accordance with, the Laws of the State of New York.

SECTION 10.10     Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.11     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.12     Specific Performance.

(a)     The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions, and accordingly, but subject to Section 10.12(b), the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. Subject to Section 10.12(b), the Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, by Parent or Merger Sub.

(b)     Notwithstanding anything herein or in any Transaction Document to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to cause the Equity Financing to be funded and to cause the Offer Acceptance Time to occur and to consummate the Closing if, and only if, (A) at the Expiration Date, all of the Offer Conditions shall be satisfied or waived in writing (other than conditions that by their nature are to be satisfied or waived at the Offer Acceptance Time), (B) with respect to the consummation of the Merger, all of the conditions set forth in Section 8.1 are satisfied or waived in writing (other than conditions that by their nature are to be satisfied or waived at the Effective Time), (C) the financing contemplated by the Debt Financing Commitments (or, if applicable, the Alternative Financing) has been funded in full in accordance with its terms or will be funded in full in accordance with its terms at the Offer Acceptance Time or the Closing if the Equity Financing is funded and (D) the Company has confirmed that, if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.

(c)     Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while the Company may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 10.12 and (ii) payment of the Parent Termination Fee if, as and when required pursuant to this Agreement, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Financing Commitment), on the one hand, and payment of the Parent Termination Fee, on the other hand.

SECTION 10.13     Jurisdiction.

(a)     Each of the Parties irrevocably (i) consents to submit itself to the sole and exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) consents to service being made through the notice procedures set forth in Section 10.4. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided that each such Party’s consent to jurisdiction and service contained in this Section 10.13 is solely for the purpose referred to in this Section 10.13 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

(b)     Notwithstanding anything in this Agreement to the contrary, each Party hereby irrevocably and unconditionally agrees that it will not bring or support any litigation against any Lender Related Party under the Debt Financing in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan of the City of New York, whether a state or federal court, and that the provisions of Section 10.14 relating to the waiver of jury trial shall apply to any such action, suit or proceeding. The parties hereto further agree to waive and hereby irrevocably waive, to the fullest extent permitted by law, any objection which it may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and makes the agreements, waivers and consents set forth in Section 10.13(a) mutatis mutandis but with respect to the courts specified in this Section 10.13(b).

SECTION 10.14     WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH ACTION INVOLVING ANY LENDER RELATED PARTY UNDER THE DEBT FINANCING) OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

SECTION 10.15     Interpretation. When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by written waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. With respect to the determination of any period of time, “from” means “from and including”. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States of America dollars. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. The words “made available to Parent”, “furnished to Parent” and words of similar import refer to documents that have either been (A) posted to the “Project Safari” virtual data room maintained by Intralinks by or on behalf of the Company or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives, in each case, no later than 11:59 p.m. Eastern Time on the date prior to the date of this Agreement.

SECTION 10.16     Non-Recourse.

(a)     Without limiting any of the express terms or conditions of this Agreement, each party agrees, on behalf of itself and its Affiliates and Representatives, that other than pursuant to (A) the Confidentiality Agreement, (B) pursuant to the Equity Financing Commitment and (C) pursuant to the Limited Guarantee, all proceedings, claims, obligations, liabilities or causes of action (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to (i) this Agreement or the transactions contemplated hereby, (ii) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (iii) any breach or violation of this Agreement and (iv) any failure of the transactions contemplated hereby to be consummated, in each case, may be made only against (and are those solely of) the Persons that are expressly identified herein as a party to this Agreement (or a party to any such other agreement referenced herein or contemplated hereunder) and in accordance with, and subject to the terms and conditions of, this Agreement (or the terms of any such other agreement referenced herein or contemplated hereunder).

(b)     Notwithstanding anything to the contrary contained herein and without limiting the obligations of the relevant Lender Related Parties to Parent under the Debt Financing Commitments, each party hereto, on behalf of itself and its respective Affiliates, irrevocably and unconditionally acknowledges and agrees that this Agreement may not be enforced against any Lender Related Party and none of the Lender Related Parties shall have any liability or obligation to the Company, any of its subsidiaries, the holders of the Company’s stock or any of its or their respective Affiliates relating to this Agreement or the transactions contemplated herein, including any dispute related to, or arising from, the Debt Financing, the Debt Financing Commitments or the performance thereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

SEACOR HOLDINGS INC.

By:	/s/ Eric Fabrikant
Name: Eric Fabrikant Title: Chief Operating Officer

[Signature Page—Merger Agreement]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:

SAFARI PARENT, INC.

By:	/s/ Toni Rinnevaara
Name: Toni Rinnevaara Title: Vice President

[Signature Page—Merger Agreement]

MERGER SUB:

SAFARI MERGER SUBSIDIARY, INC.

By:	/s/ Toni Rinnevaara
Name: Toni Rinnevaara Title: Vice President

[Signature Page—Merger Agreement]

EXHIBIT A

AMENDED CERTIFICATE OF INCORPORATION

[See Attached]

SECOND RESTATED

CERTIFICATE OF INCORPORATION

OF

SEACOR HOLDINGS INC.

SEACOR Holdings Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

A.     The name of the Corporation is SEACOR Holdings Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 7, 1989.

B.     This Second Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of the Corporation has been duly adopted by the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (“DGCL”).

C.     The text of the Certificate of Incorporation of the Corporation, as heretofore amended, is hereby restated in its entirety to read as follows:

FIRST.

The name of the corporation is SEACOR Holdings Inc.

SECOND.

The registered office of the Corporation is located at 710 Yorklyn Road, New Castle County. Hockessin, Delaware 19707. The name of its registered agent at that address is Registered Agents, Ltd.

THIRD.

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH.

A.     The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value of $0.01 per share (“Common Stock”).

B.     Each share of Common Stock shall be entitled to one vote.

FIFTH.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the DGCL.

SIXTH.

The annual meeting of the stockholders for the election of the directors of the Corporation and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined solely by the resolution of the Board of Directors (the “Board of Directors”) of the Corporation in its sole and absolute discretion. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors of the Corporation. The stockholders shall have the right to elect a number of persons to be designated as directors of the Corporation, in accordance with the bylaws of the Corporation in effect from time to time (the “Bylaws”). The number of directors may be increased or decreased from time to time as provided in the Bylaws. Any newly-created directorship and any vacancy in the Board of Directors resulting from the death, resignation, removal, retirement or disqualification of any director shall be filled solely by the vote of a majority of the remaining directors then in office, even though less than a quorum. Except as otherwise provided by the DGCL or this Second Restated Certificate of Incorporation “(Second Restated Certificate of Incorporation”), any director may be removed with or without cause by the holders of a majority in voting power of the outstanding stock entitled to vote in the election of such director. With respect to each matter brought before the Board of Directors (or any committee thereof) for vote, each director shall be entitled to cast one vote.

SEVENTH.

The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A.     Election of directors need not be by ballot unless the Bylaws so provide.

B.     The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the Bylaws.

C.     The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

D.     In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Second Restated Certificate of Incorporation, and to any bylaws from time to time made by the stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

EIGHTH.

For so long as the Corporation shall, directly or indirectly, (i) engage in U.S. Coastwise Trade, (ii) participate in MarAd’s Title XI or similar financing programs or (iii) be a party to a maritime security program agreement with the United States government (or any agency thereof), under 46 U.S.C. Chapter 531 or any successor statute thereto, with respect to vessels owned, chartered or operated by the Corporation, this Article EIGHTH shall apply.

A.     Purpose and Authorization.

1.     The provisions of this Article EIGHTH are intended to assure that the Corporation remains in continuous compliance with the citizenship requirements of the Maritime Laws. It is the policy of the Corporation that Non-Citizens should not beneficially own, individually or in the aggregate, any shares of the Corporation’s Capital Stock in excess of the Permitted Amount.

2.     The Board of Directors (or any executive committee or other committee constituted with similar authority to that of an executive committee) is hereby authorized to effect any and all measures necessary or desirable (consistent with applicable law and the provisions of this Second Restated Certificate of Incorporation) to fulfill the purpose and implement the provisions of this Article EIGHTH, including, without limitation, amending the Bylaws and establishing, amending or eliminating procedures from time to time that are consistent with the Bylaws that provide for, among other things, (a) obtaining, as a condition to recording the transfer of shares on the stock records of the Corporation, affidavits or other proof as to the citizenship of existing or prospective stockholders on whose behalf shares of the Capital Stock of the Corporation or any interest therein or right thereof are or are to be held, and (b) to the extent the shares of the Corporation are certificated, establishing and maintaining a dual stock certificate system under which different forms of stock certificates representing outstanding shares of the Capital Stock of the Corporation are issued to Citizens or Non-Citizens.

B.     Definitions. For purposes of this Article EIGHTH, the following terms shall have the meanings specified below:

1.     A Person shall be deemed to be the “beneficial owner” of, or to “beneficially own”, or to have “beneficial ownership” of, shares of the capital stock of the Corporation to the extent such Person (a) would be deemed to be the “beneficial owner” thereof pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as such rule may be amended or supplemented from time to time, and any successor to such rule, and such terms shall apply to and include the holder of record of shares in the Corporation, or (b) otherwise has the ability to exercise or to control, directly or indirectly, any interest or rights thereof, including any voting power of the shares of the capital stock of the Corporation, under any contract, understanding or other means; provided, however, that a Person shall not be deemed to be the “beneficial owner” of, or to “beneficially own” or to have “beneficial ownership” of, shares of the capital stock of the Corporation if the Board of Directors determines in accordance with this Article EIGHTH that such Person is not the beneficial owner of such shares for purposes of the Maritime Laws.

2.     “Capital Stock” shall mean any class or series of capital stock of the Corporation other than any class or series of capital stock of the Corporation that is permitted by the Maritime Administration of the United States Department of Transportation (“MarAd”) to be excluded from the determination of whether the Corporation is in compliance with the citizenship requirements of the Maritime Laws.

3.     “Capital Stock Register” shall mean the official and conclusive list of beneficial ownership of Capital Stock maintained in the Corporation’s books and records or by a transfer agent duly authorized by the Corporation.

4.     “Certificate” shall mean any written or electronic representation of ownership of Capital Stock of the Corporation.

5.     “Citizen” shall mean a citizen of the United States within the meaning of the Maritime Laws, eligible and qualified to own and operate U.S.-flag vessels in the U.S. Coastwise Trade.

6.     “Excess Share Date” shall have the meaning ascribed to such term in subparagraph E of this Article EIGHTH.

7.     “Excess Shares” shall have the meaning ascribed to such term in subparagraph E of this Article EIGHTH.

8.     “Fair Market Value” shall mean the average of the closing sales prices of the Capital Stock on a national securities exchange on which the stock is traded or listed during the 10 trading days immediately prior to the date the Redemption Notice is given; except that, if the Capital Stock is not so traded or quoted, the average closing sales price shall be determined in good faith by the Board of Directors (or any executive committee or other committee constituted with similar authority to that of an executive committee).

9.     “Maritime Laws” shall mean, collectively, the U.S. citizenship and cabotage laws principally contained in 46 U.S.C. § 50501 and 46 U.S.C. Chapters 121 and 551 and any successor statutes thereto, together with the rules and regulations promulgated thereunder by the U.S. Coast Guard and the MarAd and their practices enforcing, administering and interpreting such laws, statutes, rules and regulations, in each case as amended or supplemented from time to time, relating to the ownership and operation of U.S.-flag vessels in the U.S. Coastwise Trade.

10.     “Non-Citizen” shall mean any Person other than a Citizen.

11.     “Permitted Amount” shall mean, with respect to Capital Stock: (a) with respect to all Non-Citizens in the aggregate, not more than 23% of the total number of the issued and outstanding shares of Capital Stock; provided that, if the Maritime Laws are amended to change the amount of Capital Stock that a Non-Citizen may beneficially own, then the Permitted Amount shall be changed to a percentage that is two percentage points less than the percentage that would cause the Corporation to be no longer qualified under the Maritime Laws, after giving effect to such amendment, as a Citizen qualified to (i) engage in U.S. Coastwise Trade, (ii) participate in MarAd’s Title XI or similar financing programs or (iii) to be a party to a maritime security program agreement with the United States government (or any agency thereof), under 46 U.S.C. Chapter 531 or any successor statute thereto, with respect to vessels owned, chartered or operated by the Corporation; and (b) with respect to any individual Non-Citizen (and any other Non-Citizen whose ownership position would be aggregated with such Non-Citizen for purposes of the Maritime Laws), not more than 4.9% of the issued and outstanding shares of Capital Stock.

12.     “Person” shall mean an individual, partnership, corporation, limited liability company, trust, joint venture or other entity.

13.     “Redemption Date” shall have the meaning ascribed to such term in subsection (c) of Section 3 of subparagraph F of this Article EIGHTH.

14.     “Redemption Notes” shall mean interest-bearing promissory notes of the Corporation with a maturity of not more than 10 years from the date of issue and bearing interest at a fixed rate equal to the yield on the U.S. Treasury Note having a maturity comparable to the term of such Redemption Notes as published in The Wall Street Journal or comparable publication at the time of the issuance of the Redemption Notes. Such notes shall be governed by the terms of an indenture to be entered into by and between the Corporation and a trustee, as may be amended from time to time. Redemption Notes shall be redeemable at par plus accrued but unpaid interest.

15.     “Redemption Notice” shall have the meaning ascribed to such term in subsection (c) of Section 3 of subparagraph F of this Article EIGHTH.

16.     “Redemption Price” shall have the meaning ascribed to such term in subsection (a) of Section 3 of subparagraph F of this Article EIGHTH.

17.     “Record Holder” shall mean any Person whose name appears on the Capital Stock Register as an owner, beneficial or otherwise, of Capital Stock.

18.     “U.S. Coastwise Trade” shall mean the carriage or transport of merchandise and/or other materials and/or passengers in the coastwise trade of the United States of America within the meaning of 46 U.S.C. Chapter 551 and any successor statutes thereto, as amended or supplemented from time to time.

C.     Restrictions on Transfer.

1.     Any transfer, or attempted or purported transfer, of any shares of the Capital Stock of the Corporation or any interest therein or right thereof, that would result in the beneficial ownership by Non-Citizens, individually or in the aggregate, of shares of Capital Stock in excess of the Permitted Amount will, until such excess no longer exists, be void and ineffective as against the Corporation, and neither the Corporation nor its transfer agent (if any) shall register such transfer, or attempted or purported transfer, on the Capital Stock Register of the Corporation, and neither the Corporation nor its transfer agent (if any) shall recognize, with respect to those shares that caused the Permitted Amount to be exceeded, the transferee or purported transferee as a stockholder of the Corporation for any purpose (including for purposes of voting, dividends and other distributions) except to the extent necessary to effect any remedy available to the Corporation under this Article EIGHTH. In no event shall any such registration or recognition make such transfer, or attempted or purported transfer, effective unless the Board of Directors (or any executive committee or other committee constituted with similar authority to that of an executive committee) shall have expressly and specifically authorized the same.

2.     In connection with any transfer, or attempted or purported transfer, of shares of Capital Stock, any transferee or proposed transferee (including any recipient upon original issuance) of shares and, if such transferee or proposed transferee (or recipient) is acting as a fiduciary or nominee for a beneficial owner, such beneficial owner, may be required by the Corporation or its transfer agent to deliver a citizenship certification and such other documentation and information concerning its citizenship under subparagraph H of this Article EIGHTH as the Corporation may request in its sole discretion. Registration and recognition of any transfer of shares shall be denied by the Corporation upon refusal to furnish any of the foregoing citizenship certifications, documentation or information requested by the Corporation. Each transferor of such shares shall reasonably cooperate with any requests from the Corporation to facilitate the transmission of requests for such citizenship certifications and such other documentation and information to the proposed transferee and such proposed transferee’s responses thereto.

3.     Notwithstanding any of the provisions of this Article EIGHTH, the Corporation shall be entitled to rely, without limitation, on the Capital Stock Register of the Corporation and other stockholder records of the Corporation (and its transfer agent) for the purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies, and otherwise conducting votes of stockholders.

D.     Dual Stock Certificate System.

1.     The Corporation may institute a “Dual Stock Certificate System” such that (a) each Certificate representing Capital Stock that is beneficially owned by a Citizen shall be marked “Citizen” and each Certificate representing Capital Stock that is beneficially owned by a Non-Citizen shall be marked “Non-Citizen,” but with all such Certificates to be identical in all other respects and to comply with all provisions of the DGCL; (b) an application to transfer shares shall be set forth on the back of each Certificate, in which a Person seeking to take title to the Capital Stock represented by such Certificate shall apply to the Corporation to transfer the number of shares indicated therein and shall certify as to its citizenship and the citizenship of any beneficial owner for whom or for whose account such Person will hold such shares; (c) a certification (which may include as part thereof a form of affidavit) upon which the Corporation and its transfer agent shall be entitled to rely conclusively shall be required to be submitted by each Person to whom or on whose behalf a Certificate is to be issued (whether upon transfer or original issuance) stating whether such Person or, if such Person is acting as custodian, nominee, purchaser representative or in any other capacity for an owner, whether such owner, is a Citizen; and (d) the Capital Stock Register of the Corporation shall be maintained in such manner as to enable the percentage of Capital Stock that is beneficially owned by Non-Citizens and by Citizens to be confirmed.

2.     Beneficial owners of Certificates bearing notation as Non-Citizen and Citizen shall have in all respects the same corporate status and corporate rights regarding Capital Stock of the same class or series, share for share, except that transfers of the Certificates bearing the Citizen notation to Non-Citizens shall be restricted as herein provided and violations of the provisions of this Article EIGHTH shall be dealt with in the manner set forth herein. The Board of Directors (or any executive committee or other committee constituted with similar authority to that of an executive committee) is authorized to take such other ministerial actions or make such interpretations as it may deem necessary or advisable in order to implement this Dual Stock Certificate System in a manner consistent with the policies set forth in this Article EIGHTH.

E.     Excess Shares.

1.     If on any date, including, without limitation, any record date (each, an “Excess Share Date”), the number of shares of Capital Stock beneficially owned by Non-Citizens should exceed the Permitted Amount, irrespective of the date on which such event becomes known to the Corporation (such shares in excess of the Permitted Amount, the “Excess Shares”), then the shares of such Capital Stock of the Corporation that constitute Excess Shares for purposes of this Article EIGHTH shall be (a) those shares that have been acquired by or become beneficially owned by Non-Citizens, starting with the most recent acquisition of beneficial ownership of such shares by a Non-Citizen and including, in reverse chronological order of acquisition, all other acquisitions of beneficial ownership of such shares by Non-Citizens from and after the acquisition of beneficial ownership of such shares by a Non-Citizen that first caused such Permitted Amount to be exceeded, or (b) those shares beneficially owned by Non-Citizens that exceed the Permitted Amount as the result of any repurchase or redemption by the Corporation of shares of its Capital Stock, starting with the most recent acquisition of beneficial ownership of such shares by a Non-Citizen and going in reverse chronological order of acquisition; provided, however, that: (i) the Corporation shall have the sole power to determine, in the exercise of its reasonable judgment, those shares that constitute Excess Shares in accordance with the provisions of this Article EIGHTH; (ii) the Corporation may, in its reasonable discretion, rely on any reasonable documentation provided by Non-Citizens with respect to the date and time of their acquisition of beneficial ownership of Excess Shares; (iii) if the acquisition of beneficial ownership of more than one Excess Share occurs on the same date and the time of acquisition is not definitively established, then the order in which such acquisitions shall be deemed to have occurred on such date shall be determined by lot or by such other method as the Corporation may, in its reasonable discretion, deem appropriate; (iv) Excess Shares that result from a determination that a beneficial owner has ceased to be a Citizen shall be deemed to have been acquired, for purposes of this Article EIGHTH, as of the date that such beneficial owner ceased to be a Citizen; and (v) the Corporation may adjust upward to the nearest whole share the number of shares of such class or series deemed to be Excess Shares. Any determination made by the Corporation pursuant to this subparagraph E as to which shares of Capital Stock constitute Excess Shares shall be conclusive and shall be deemed effective as of the applicable Excess Share Date.

F.     Redemption of Excess Shares.

1.     In the event that (a) subparagraph C of this Article EIGHTH would not be effective for any reason to prevent the transfer of beneficial ownership of any Excess Shares to a Non-Citizen, (b) a change in the status of a Person from a Citizen to a Non-Citizen causes a share of Capital Stock of which such Person is the beneficial owner to constitute an Excess Share, (c) any repurchase or redemption by the Corporation of shares of its Capital Stock causes any share of Capital Stock of the Corporation beneficially owned by Non-Citizens to exceed the Permitted Amount, or (d) the original issuance by the Corporation of a share of Capital Stock of the Corporation to a Non-Citizen results in such share constituting an Excess Share, then, the Corporation, by action of the Board of Directors (or any executive committee or other committee constituted with similar authority to that of an executive committee), in its sole discretion, shall have the power to redeem, unless such redemption is not permitted under the DGCL or other provisions of applicable law, such Excess Share; provided, however, that the Corporation shall not have any obligation under this subparagraph F to redeem any one or more Excess Shares.

2.     Until such time as any Excess Shares subject to redemption by the Corporation pursuant to this subparagraph F are so redeemed by the Corporation at its option and beginning on the first Excess Share Date for the classes or series of the Capital Stock of which such Excess Shares are a part,

(a)	the holders of such Excess Shares subject to redemption shall (so long as such Excess Shares exist) not be entitled to any voting rights with respect to such Excess Shares, and

(b)	the Corporation shall (so long as such Excess Shares exist) pay into an escrow account dividends and any other distributions (upon liquidation or otherwise) in respect of such Excess Shares.

Full voting rights shall be restored to any shares of Capital Stock of the Corporation that were previously deemed to be Excess Shares, and any dividends or distributions with respect thereto that have been previously paid into an escrow account shall be due and paid solely to the holders of record of such shares, promptly after such time as, and to the extent that, such shares have ceased to be Excess Shares (including as a result of the sale of such shares to a Citizen prior to the issuance of a Redemption Notice pursuant to section 3 of this subparagraph F of this Article EIGHTH), provided, however, that such shares have not been already redeemed by the Corporation at its option pursuant to this subparagraph F.

3.     The terms and conditions of redemptions by the Corporation of Excess Shares of Capital Stock under this subparagraph F shall be as follows:

(a)

the per share redemption price (the “Redemption Price”) for each Excess Share shall be paid (i) in cash (by wire transfer or bank or cashier’s check), or (ii) by the issuance of Redemption Notes or (iii) by any combination of cash and Redemption Notes;

(b)

the Redemption Price shall be the sum of (i) the Fair Market Value of such Excess Share plus (ii) an amount equal to the amount of any dividend or any other distribution (upon liquidation or otherwise) declared in respect of such Excess Share prior to the date on which such Excess Share is called for redemption and which amount has been paid into an escrow account by the Corporation pursuant to Section 2 of this subparagraph F of this Article EIGHTH;

(c)

written notice of the date on which the Excess Shares shall be redeemed (the “Redemption Date”), together with a letter of transmittal to accompany Certificates, if any, representing the Excess Shares that are surrendered for redemption shall be given either by hand delivery or by overnight courier service or by first-class mail, postage prepaid, to each holder of record of the Excess Shares to be redeemed, at such holder’s last known address as the same appears on the Capital Stock Register (the “Redemption Notice”), unless such notice is waived in writing by any such holders;

(d)

the Redemption Date (for purposes of determining right, title and interest in and to the Excess Shares to be redeemed, and when the voting, dividend and distribution rights in such Excess Shares shall cease and terminate) shall be the later of (i) the date specified in the Redemption Notice sent to the Record Holder of the Excess Shares (which shall not be earlier than the date of such notice), and (ii) in the case of payment of the Redemption Price by Redemption Notes, the date on which the Corporation shall have issued the Redemption Notes for the benefit of such Record Holder, or, in the case of payment of the Redemption Price by cash only, the date on which the Corporation shall have irrevocably deposited in trust or set aside for the benefit of such Record Holder a sum sufficient to pay the Redemption Price, or, in the case of payment of the Redemption Price by a combination of cash and Redemption Notes, the date on which the Corporation shall have issued the Redemption Notes for the benefit of such Record Holder and irrevocably deposited in trust or set aside for the benefit of such Record Holder a sum sufficient to pay the cash portion of the Redemption Price;

(e)

each Redemption Notice to each holder of record of the Excess Shares to be redeemed shall specify (i) the Redemption Date (as determined pursuant to sub-section (d) of Section 3 of this subparagraph F of this Article EIGHTH), (ii) the number and the class or series of shares of Capital Stock to be redeemed from such holder as Excess Shares (and, to the extent such Excess Shares are certificated, the Certificate number(s) representing such Excess Shares), (iii) the Redemption Price and the manner of payment thereof, (iv) the place where Certificates for such Excess Shares (if such Excess Shares are certificated) are to be surrendered for cancellation against the simultaneous payment of the Redemption Price, (v) any instructions as to the endorsement or assignment for transfer of such Certificates (if any) and the completion of the accompanying letter of transmittal, and (vi) the fact that all right, title and interest in respect of the Excess Shares to be redeemed (including, without limitation, voting, dividend and distribution rights) shall cease and terminate on the Redemption Date, except for the right to receive the Redemption Price, without interest;

(f)

in the case of the Redemption Price paid in whole by cash, if a Redemption Notice has been duly sent to the Record Holders of the Excess Shares to be redeemed and the Corporation has irrevocably deposited or set aside cash consideration sufficient to pay the Redemption Price to such Record Holders of such Excess Shares, then dividends shall cease to accrue on all such Excess Shares to be redeemed, all such Excess Shares shall no longer be deemed outstanding and all right, title and interest in respect of such Excess Shares shall forthwith cease and terminate, except only the right of the Record Holders thereof to receive the Redemption Price, without interest;

(g)

without limiting sub-section (f) of Section 3 of this subparagraph F, on and after the Redemption Date, all right, title and interest in respect of the Excess Shares to be redeemed by the Corporation (including, without limitation, voting and dividend and distribution rights) shall forthwith cease and terminate, such Excess Shares shall no longer be deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter properly brought before the stockholders for a vote thereon (and may be either retired or held by the Corporation as treasury stock), and the holders of record of such Excess Shares shall thereafter be entitled only to receive the Redemption Price, without interest; and

(h)

upon surrender of the Certificates (if any) for any Excess Shares so redeemed in accordance with the requirements of the Redemption Notice and the accompanying letter of transmittal (and otherwise in proper form for transfer as specified in the Redemption Notice), the holder of record of such Excess Shares shall be entitled to payment of the Redemption Price. In case fewer than all the shares represented by any such Certificate are redeemed, a new Certificate (or Certificates), to the extent such shares were certificated, shall be issued representing the shares not redeemed, without cost to the holder of record.

4.     Nothing in this subparagraph F of Article EIGHTH shall prevent the recipient of a Redemption Notice from transferring its shares before the Redemption Date if such transfer is otherwise permitted under this Second Restated Certificate of Incorporation and applicable law and the recipient provides notice of such proposed transfer to the Board of Directors along with the documentation and information required under subparagraph H of this Article EIGHTH establishing that such proposed transferee is a Citizen to the satisfaction of the Board of Directors in its sole discretion before the Redemption Date. If such conditions are met, the Board of Directors shall withdraw the Redemption Notice related to such shares, but otherwise the redemption thereof shall proceed on the Redemption Date in accordance with this subparagraph and the Redemption Notice.

G.     Citizenship Determinations. The Corporation shall have the power to determine, in the exercise of its reasonable judgment and with the advice of counsel, the citizenship of the beneficial owners and the transferees or proposed transferees of any class or series of the Capital Stock for the purposes of this Article EIGHTH. In determining the citizenship of the beneficial owners or their transferees or proposed transferees or, in the case of original issuance, any recipient (and, if such transferees, proposed transferees or recipients are acting as fiduciaries or nominees for any beneficial owners, with respect to such beneficial owners) of any class or series of the Capital Stock, the Corporation may rely on the stock transfer records of the Corporation and the citizenship certifications required under Section 2 of subparagraph C of this Article EIGHTH and the written statements and affidavits required under subparagraph H of this Article EIGHTH given by the beneficial owners or their transferees or proposed transferees, or, in the case of original issuance, any recipients (or any beneficial owners for whom such transferees or proposed transferees or recipients are acting as fiduciaries or nominees) (in each case whether such certifications, written statements or affidavits have been given on their own behalf or on behalf of others) to prove the citizenship of such beneficial owners, transferees, proposed transferees or recipients (or any beneficial owners for whom such transferees, proposed transferees or recipients are acting as fiduciaries or nominees). The determination of the citizenship of such beneficial owners, transferees, proposed transferees and recipients (and any beneficial owners for whom such transferees, proposed transferees or recipients are acting as fiduciaries or nominees) may also be subject to proof in such other manner as the Corporation may deem reasonable pursuant to Section 2 of subparagraph H of this Article EIGHTH. The determination of the Corporation at any time as to the citizenship of such beneficial owners, transferees, proposed transferees and recipients (and any beneficial owners for whom such transferees, proposed transferees or recipients are acting as fiduciaries or nominees) in accordance with the provisions of Article EIGHTH shall be conclusive.

H.     Requirement to Provide Citizenship Information.

1.     In furtherance of the requirements of subparagraph A of this Article EIGHTH, and without limiting any other provision of this Article EIGHTH, the Corporation may require the beneficial owners of shares of Capital Stock to confirm their citizenship status from time to time in accordance with the provisions of this subparagraph H, and, as a condition to acquiring and having beneficial ownership of shares of Capital Stock, every beneficial owner of any such shares must comply with the following provisions:

(a)

promptly upon a beneficial owner’s acquisition of beneficial ownership of 5% or more of the outstanding shares of Capital Stock, and at such other times as the Corporation may determine by written notice to such beneficial owner, such beneficial owner must provide to the Corporation a written statement or an affidavit, as specified by the Corporation, duly signed, stating the name and address of such beneficial owner, the number of shares of each class or series of Capital Stock beneficially owned by such beneficial owner as of a recent date, a statement as to whether such beneficial owner is a Citizen, and such other information and documents required by the U.S. Coast Guard or MarAd under the Maritime Laws, including 46 C.F.R. part 355;

(b)

promptly upon request by the Corporation, each beneficial owner must provide to the Corporation a written statement or an affidavit, as specified by the Corporation, duly signed, stating the name and address of such beneficial owner, the number of shares of each class or series of Capital Stock beneficially owned by such beneficial owner as of a recent date, a statement as to whether such beneficial owner is Citizen, and such other information and documents required by the U.S. Coast Guard or the MarAd under the Maritime Laws, including 46 C.F.R. part 355;

(c)

promptly upon request by the Corporation, any beneficial owner must provide to the Corporation a written statement or an affidavit, as specified by the Corporation, duly signed, stating the name and address of such beneficial owner, together with reasonable documentation of the date and time of such beneficial owner’s acquisition of beneficial ownership of the shares of any class or series of Capital Stock specified by the Corporation in its request;

(d)

every beneficial owner must provide, or authorize such beneficial owner’s broker, dealer, custodian, depositary, nominee or similar agent with respect to the shares of each class or series of the Capital Stock beneficially owned by such beneficial owner to provide, to the Corporation such beneficial owner’s address; and

(e)

every beneficial owner must provide to the Corporation, at any time such beneficial owner ceases to be a Citizen, as promptly as practicable but in no event less than five business days after the date such beneficial owner becomes aware that it has ceased to be a Citizen, a written statement, duly signed, stating the name and address of the beneficial owner, the number of shares of each class or series of Capital Stock beneficially owned by such beneficial owner as of a recent date, and a statement as to such change in status of such beneficial owner to a Non-Citizen.

2.     The Corporation may at any time require reasonable proof, in addition to the citizenship certifications required under Section 2 of subparagraph C of this Article EIGHTH and the written statements and affidavits required under Section 1 of this subparagraph H of this Article EIGHTH, of the citizenship of the beneficial owner or the transferee, proposed transferee or, in the case of original issuance, the recipient (and, if such transferee, proposed transferee or recipient is acting as a fiduciary or nominee for a beneficial owner, with respect to such beneficial owner) of shares of any class or series of the Capital Stock.

3.     In the event that (a) the Corporation requests in writing (in which express reference is made to this subparagraph H of this Article EIGHTH) from a beneficial owner of shares of any class or series of the Capital Stock a citizenship certification required under Section 2 of this subparagraph H of this Article EIGHTH, a written statement, an affidavit and/or reasonable documentation required under Section 1 of this subparagraph H of this Article EIGHTH, and/or additional proof of citizenship required under Section 2 of this subparagraph H of this Article EIGHTH, and (b) such beneficial owner fails to provide the Corporation with the requested documentation by the date set forth in such written request, then (i) the voting rights of such beneficial owner’s shares of the Capital Stock shall be suspended, and (ii) any dividends or other distributions (upon liquidation or otherwise) with respect to such shares shall be paid into an escrow account, until such requested documentation is submitted in form and substance reasonably satisfactory to the Corporation, subject to the other provisions of this Article EIGHTH; provided, however, that the Corporation, acting through its Board of Directors (or any executive committee or other committee constituted with similar authority to that of an executive committee), shall have the power, in its sole discretion, to extend the date by which such requested documentation must be provided and/or to waive the application of sub-clauses (i) and/or (ii) of this clause (b) to any of the shares of such beneficial owner in any particular instance.

4.     In the event that (a) the Corporation requests in writing (in which express reference is made to this subparagraph H of this Article EIGHTH) from the transferee or proposed transferee of, or, in the case of original issuance, the recipient (and, if such transferee, proposed transferee or recipient is acting as a fiduciary or nominee for a beneficial owner, with respect to such beneficial owner) of, shares of any class or series of the Capital Stock a citizenship certification required under Section 2 of subparagraph C of this Article EIGHTH, a written statement, an affidavit and/or reasonable documentation required under Section 1 of this subparagraph H of this Article EIGHTH, and/or additional proof of citizenship required under Section 2 of this subparagraph H of this Article EIGHTH, and (b) such Person fails to submit the requested documentation in form and substance reasonably satisfactory to the Corporation, subject to the other provisions of this Article EIGHTH, by the date set forth in such written request, the Corporation, acting through its Board of Directors (or any executive committee or other committee constituted with similar authority to that of an executive committee), shall have the power, in its sole discretion, to refuse to accept any application to transfer ownership of such shares (if any) or to register such shares on the stock transfer records of the Corporation and may prohibit and/or void such transfer, including by placing a stop order with the Corporation’s transfer agent, until such requested documentation is so submitted and the Corporation is satisfied that the proposed transfer of shares will not result in Excess Shares.

I.     Severability. Each provision of this Article EIGHTH is intended to be severable from every other provision. If any one or more of the provisions contained in this Article EIGHTH is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of any other provision of this Article EIGHTH shall not be affected, and this Article EIGHTH shall be construed as if the provisions held to be invalid, illegal or unenforceable had never been contained herein.

J.     NYSE Transactions. Nothing in this Article EIGHTH shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other National Securities Exchange or automated inter-dealer quotation system for so long as any class or series of the Capital Stock is listed on the New York Stock Exchange or any other National Securities Exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any provision of this Article EIGHTH and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article EIGHTH.

NINTH.

A.     A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B.     The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

C.     Notwithstanding anything herein to the contrary, the Corporation shall have no obligation to indemnify any person with respect to any expenses, damages, losses, liabilities, judgments, payments, fines, penalties, awards or amounts paid in settlement (collectively, “Losses”) or to advance any expenses of such person, in each case, that arise from facts and circumstances occurring, or actions taken, prior to the date of adoption of this Second Restated Certificate of Incorporation; provided, however, that any person covered by any run-off policy or policies of directors’ and officers’, employee practices and fiduciary liability insurance procured by the Corporation shall be entitled to indemnification of Losses and advancement of expenses, in each case, that arise from facts and circumstances occurring, or actions taken, prior to the date of adoption of this Second Restated Certificate of Incorporation, but only to the extent indemnification for such Losses or advancement of such expenses is covered by such policy or policies, from the date of adoption of this Second Restated Certificate of Incorporation until the sixth anniversary of such date.

TENTH.

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

ELEVENTH.

A.     Each stockholder (who is not also an employee of the Corporation or any of its subsidiaries), each member of the Board of Directors or any committee thereof (other than an employee of the Corporation or any of its subsidiaries), each member of any board of directors, board of managers or similar governing body of any subsidiary of the Corporation (other than an employee of the Corporation or any of its subsidiaries), and any one or more of the respective affiliates, managers, directors principals, officers, employees and other representatives of each such stockholder, member of the Board of Directors (or committee thereof) or member of any board of directors, board of managers or similar governing body of any subsidiary of the Corporation who is not (in any such case) also an employee of the Corporation or any of its subsidiaries (the foregoing persons being referred to, collectively, as “Identified Persons” and, each individually, as an “Identified Person”) may now engage, may continue to engage, or may, in the future, decide to engage, in the same or similar activities or lines of business as those in which the Corporation or any of its affiliates, directly or indirectly, now engage or may engage or other business activities that overlap with, are complementary to, or compete with those in which the Corporation or any of its affiliates, directly or indirectly, now engage or may engage (any such activity or line of business, an “Opportunity”). No Identified Person shall have any duty to refrain, directly or indirectly, from (1) engaging in any Opportunity or (2) otherwise competing with the Corporation or any of its affiliates. No Identified Person shall have any duty or obligation to refer or offer to the Corporation or any of its affiliates any Opportunity, and the Corporation hereby renounces any interest or expectancy of the Corporation in, or in being offered, an opportunity to participate in any Opportunity which may be a corporate (or analogous) or business opportunity for the Corporation or any of its affiliates.

B.     In the event that any Identified Person acquires knowledge of a potential transaction or other corporate (or analogous) or business opportunity which may be an Opportunity for the Corporation or any of its affiliates, such Identified Person shall have no duty to communicate or offer such Opportunity to the Corporation or any of its affiliates and shall not be liable to the Corporation or the stockholders for breach of any purported fiduciary duty by reason of the fact that such Identified Person pursues or acquires such Opportunity for itself, or offers or directs such Opportunity to another person (including any affiliate of such Identified Person). Notwithstanding subparagraphs A and B of this Article ELEVENTH, the Corporation does not renounce any intent or expectancy it may have in any Opportunity that is offered to an officer or director of the Corporation (whether or not such individual is also an officer or director of a stockholder) if such Opportunity is expressly offered to such person in his or her capacity as an officer or director of the Corporation or knowledge of such Opportunity is acquired by such person solely as a result of such person’s position as an officer or director of the Corporation.

C.     The Identified Persons may now own, may continue to own, and from time to time may acquire and own, investments in one or more other entities (such entities, collectively, “Related Companies”) that are direct competitors of, or that otherwise may have interests that do or could conflict with those of, the Corporation, any of the stockholders or any of their respective affiliates, and (1) the enjoyment, exercise and enforcement of the rights, interests, privileges, powers and benefits granted or available to the Identified Persons under this Second Restated Certificate of Incorporation and/or any other agreement with the Corporation, shall not be in any manner reduced, diminished, affected or impaired, and the obligations of the Identified Persons under this Second Restated Certificate of Incorporation shall not be in any manner augmented or increased, by reason of any act, circumstance, occurrence or event arising from or in any respect relating to (a) the ownership by an Identified Person of any interest in any Related Company, (b) the affiliation of any Related Company with an Identified Person or (c) any action taken or omitted by an Identified Person in respect of any Related Company, (2) no Identified Person shall, by reason of such ownership, affiliation or action, become subject to any fiduciary duty to the Corporation, any of the stockholders or any of their respective affiliates, (3) none of the duties imposed on an Identified Person, whether by contract or law, do or shall limit or impair the right of any Identified Person lawfully to compete with the Corporation, any of the stockholders or any of their respective affiliates and (4) the Identified Persons are not and shall not be obligated to disclose to the Corporation, any of the stockholders or any of their respective affiliates any information related to their respective businesses or opportunities, including acquisition opportunities, or to refrain from or in any respect to be restricted in competing against the Corporation, any of the stockholders or any of their respective affiliates in any such business or as to any such opportunities.

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IN WITNESS WHEREOF, the Corporation has caused this Second Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of the Corporation, to be made, executed and acknowledged by its duly authorized officer this [●] day of December, 2020.

SEACOR HOLDINGS INC.

By:	/s/
Name: [●]
Title: [●]

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Merger Sub to accept for purchase, and pay for, Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Merger Sub shall not be required to accept for purchase or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c)), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clause (e) shall not be satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a)     there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more Share than 66 2/3% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b)     (i) (A) the representations and warranties of the Company set forth in Section 4.1 (Organization and Qualifications; Subsidiaries), Section 4.2 (solely with respect to the Company) (Certificate of Incorporation and Bylaws), Section 4.4 (Authority), Section 4.5(a)(i) (Noncontravention of Organizational Documents), Section 4.22 (Brokers) and Section 4.23 (No Takeover Statutes) of the Agreement shall be true and correct in all material respects and (B) the representations and warranties of the Company set forth in Section 4.3 (Capitalization) shall be true and correct in all respects (except for de minimis inaccuracies), in each case, as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date);

(ii)     the representation and warranty of the Company set forth in Section 4.9(b) (Absence of Certain Changes or Events) of the Agreement shall be true and correct in all respects;

(iii)     the remaining sections of ARTICLE IV shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of the Agreement and as of the Offer Acceptance Time as if made of the Offer Acceptance Time (except to the extent any such representation or warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect;

(c)     the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Offer Acceptance Time;

(d)     Parent shall have received a certificate of an executive officer of the Company, certifying that the that the conditions set forth in clauses (b), (c) and (f) of this Annex I have been satisfied;

(e)     (i) No Governmental Entity of competent jurisdiction shall have enacted or promulgated any Law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Offer or the Merger that remains in effect and (ii) each other consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) under the HSR Act;

(f)     since the date of the Agreement, no Material Adverse Effect shall have occurred;

(g)     the Company shall have delivered to Parent a certificate pursuant to Treasury Regulations Section 1.1445-2(c)(3), stating that the Shares are not “United States real property interests” within the meaning of Section 897 of the Code; and

(h)     the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Merger Sub) and (except for the Minimum Condition) may be waived by Parent and Merger Sub, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.